UP TO 15,680,715 SHARES OF COMMON STOCK

                                GTC TELECOM CORP.


                                [GRAPHIC OMITED]



     This prospectus is part of a registration statement that covers the resale of up to:

- 15,000,000 shares of our common stock issuable pursuant to a common stock purchase agreement between us and Bluefire Capital, Inc., as further described in this prospectus. See "Common Stock Purchase Agreement" beginning on page 11
 .;

- 150,000 shares of our common stock issuable by us upon the exercise of a warrant held by Bluefire Capital, Inc.;

- 105,000 shares of our common stock previously issued to Alan Stone and Richard Goldman, principal and consultant of Alan Stone & Company, our former investor relations firm;

-     285,715  shares  of  our  common  stock  previously  issued  to Dan Kern;

- 40,000 shares of our common stock underlying warrants previously issued to Steve Barnes; and

- 100,000 shares of our common stock underlying warrants previously issued to Magnum Financial, Inc., our current investor relations firm.

     The selling shareholders may resell these shares, and resell the shares issuable upon exercise of the warrants, using this prospectus.

     Bluefire Capital, Inc. is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sales.

     Our common stock is currently traded on the OTC Bulletin Board under the trading symbol GTCC. Our market price on the OTC Bulletin Board was $0.22 per share as of January 22, 2002.


          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                ________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is January 23, 2002.

                                GTC TELECOM CORP.

                                TABLE OF CONTENTS



PROSPECTUS  SUMMARY                                                     3
SUMMARY  CONSOLIDATED  FINANCIAL  INFORMATION                           4
RISK  FACTORS                                                           5
USE  OF  PROCEEDS                                                      10
COMMON  STOCK  PURCHASE  AGREEMENT                                     11
SELLING  SHAREHOLDERS                                                  16
PLAN  OF  DISTRIBUTION                                                 18
DESCRIPTION  OF  BUSINESS                                              21
MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION       28
MANAGEMENT                                                             33
EXECUTIVE  COMPENSATION                                                35
DESCRIPTION  OF  PROPERTY                                              37
SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT  38
CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS                     40
MARKET  PRICE  OF  AND  DIVIDENDS  ON  THE  REGISTRANT'S               41
DESCRIPTION  OF  SECURITIES                                            42
EXPERTS                                                                43
LEGAL  MATTERS                                                         43
AVAILABLE  INFORMATION                                                 44
FINANCIAL  STATEMENTS                                                  F-1

     THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE MORE DETAILED INFORMATION REGARDING OUR COMPANY, THE RISKS OF PURCHASING OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS," AND OUR FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES.

                               PROSPECTUS SUMMARY

                                   THE COMPANY

We are a provider of various Telecommunication services, including long distance telephone and calling card services as well as various Internet related services including Internet service provider access and web page hosting. We were organized on May 17, 1994 and are currently based in Costa Mesa, California.
Our common stock currently trades on the NASD OTC Bulletin Board under the symbol "GTCC."

     Our principal office is located at 3151 Airway Ave., Suite P-3, Costa Mesa, CA 92627, telephone number (714) 549-7700. Our worldwide website is www.gtctelecom.com. Information contained on our website is not part of this prospectus.
                                  THE OFFERING

     This offering relates to the resale of common stock by certain persons who are, or will become, shareholders of our company. The selling shareholders consist of:

- Bluefire Capital, Inc., which intends to resell up to 15,000,000 shares of common stock to be issued under a Common Stock Purchase Agreement, dated September 19, 2001 and up to 150,000 shares of common stock underlying warrants.

- 105,000 shares of our common stock previously issued to Alan Stone and Richard Goldman, principal and consultant of Alan Stone & Company, our former investor relations firm;

-     285,715 shares of our common stock previously issued to Dan Kern;

- 40,000 shares of our common stock underlying warrants, exercisable at $0.50 per share, previously issued to Steve Barnes; and

- 100,000 shares of our common stock underlying warrants, exercisable between $0.5156 and $1.5156 per share, previously issued to Magnum Financial, Inc., our current investor relations firm.


COMMON STOCK OFFERED        Up to 15,680,715 shares by our selling
                            shareholders

COMMON STOCK OUTSTANDING
BEFORE THE OFFERING         20,396,622 as of September 30, 2001

USE OF PROCEEDS             We will not receive any proceeds from the sale of
                            The shares offered by the selling shareholders. Any proceeds we receive from the sale of shares of common stock under the Common Stock Purchase
                            Agreement or from the cash exercise of warrants will be used for general corporate purposes and repayment of debt.

RISK FACTORS                The securities offered hereby involve a high degree
                            of risk and immediate substantial dilution.
                            See "Risk Factors" and "Dilution."

OVER-THE-COUNTER BULLETIN
BOARD SYMBOL                GTCC

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth some information which appears in our consolidated financial statements as of June 30, 2001 and for the two-years then ended, and our interim consolidated financial statements for the three months ended September 30, 2001 and 2000. This table does not present all of the financial information contained in our consolidated financial statements and related notes contained elsewhere in this prospectus. Therefore, this financial information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in this prospectus and our consolidated financial statements and related notes included elsewhere in this prospectus.



                                           FOR THE THREE        FOR THE THREE        FOR THE         FOR THE
                                           MONTHS ENDED         MONTHS ENDED        YEAR ENDED      YEAR ENDED
                                        SEPTEMBER 30, 2001   SEPTEMBER 30, 2000   JUNE 30, 2001   JUNE 30, 2000
                                            (UNAUDITED)          (UNAUDITED)        (AUDITED)       (AUDITED)
                                        -------------------  -------------------  --------------  --------------
STATEMENT OF OPERATION DATA:

Revenues                                         4,378,183            2,769,954      13,964,544       4,696,087
Cost of goods sold                               2,552,604            1,746,139       7,965,782       4,032,587
Gross profit                                     1,825,579            1,023,815       5,998,762         663,500
Total operating expenses                         2,192,219            2,020,725       8,317,686       7,696,832
Interest expense, net                             (120,984)             (93,237)       (504,901)       (142,441)
Net loss                                          (496,305)          (1,094,386)     (2,832,258)     (7,180,991)
Net loss per share-basic and dilutive                (0.02)               (0.05)          (0.14)          (0.42)


                                          SEPTEMBER 30, 2001        JUNE 30, 2001
                                             (UNAUDITED)            (AUDITED)
                                        -------------------  -------------------

BALANCE SHEET DATA:

Cash                                               504,791              219,878
Accounts Receivable                              1,659,378            1,514,972
Other Assets                                       304,105              220,611
Total Equipment                                    265,326              222,584
Total Assets                                     2,733,600            2,178,045
Total Current Liabilities                        8,469,847            7,458,312
Total Liabilities                                8,469,847            7,458,312
Stockholders' Deficit                           (5,736,247)          (5,280,267)


                                  RISK FACTORS

OUR COMPANY IS SUBJECT TO VARIOUS RISKS WHICH MAY MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS FILING BEFORE DECIDING TO PURCHASE OUR COMMON STOCK. THESE ARE NOT THE ONLY RISKS AND UNCERTAINTIES THAT WE FACE. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

                          Risks Related To Our Business

     WE HAVE AN EXTREMELY LIMITED OPERATING HISTORY AND LARGE ACCUMULATED DEFICIT WHICH MAKES IT DIFFICULT TO ASSESS OUR FUTURE GROWTH.

     Our executive officers commenced our major lines of business - providing long distance and Internet service - relatively recently. Although we were originally formed in 1994, we did not commence our current lines of business until late 1998. Accordingly, your evaluation of GTC will be based on an extremely limited operating history. You must consider that our prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the early stage of development in new and rapidly evolving markets. As of September 30, 2001, we had an accumulated deficit of $5,736,247. Although we have experienced revenue growth in recent months, we cannot be certain that our revenues will continue to increase. We have not achieved profitability to date. We currently expect to increase our operating expenses significantly, expand our sales and marketing operations and continue to develop and extend our Telecommunications and Internet related services. If these expenses continue to exceed revenues, our business, results of operations and financial condition could be harmed. Our independent certified public accountants have stated in their report included with our audited financial statements for the fiscal years ended June 30, 2001 and 2000, that we have incurred operating losses in the last two years, have a working capital deficit and a significant stockholders' deficit. These conditions raise substantial doubt about our ability to continue as a going concern.

     WE ARE DEPENDENT ON A LIMITED NUMBER OF SUPPLIERS.

     We currently depend upon WorldCom, Inc., as our sole provider of long distance service. We contract with WorldCom to provide us with long distance services which we resell to our customers. We will continue to depend upon WorldCom to provide transmission facilities, maintenance and international long distance services for the foreseeable future. This agreement is probably our most vital agreement and our ability to provide our long distance service depends upon whether we can continue to maintain a favorable relationship with
WorldCom.   WorldCom may terminate its contract with us for limited reasons, including for nonpayment, for national defense purposes or if the provision of services to us were we to have a substantial adverse impact on WorldCom's network. Under the terms of the contract, WorldCom is required to provide us with a minimum notice of 5-days in the case of a material breach prior to termination of the contract. If we were to switch to another provider, we believe that it would take approximately thirty days to switch our customers to a new provider. Although we believe that we have the right to switch our customers without their consent to such other providers, our customers in return, have the right to discontinue such service at any time. Accordingly, the termination or nonrenewal of our contract with WorldCom or the loss of the telecommunications services provided by WorldCom would likely harm our telephone business.

     We do not have our own Internet Network. We currently provide our Internet Service Provider Access services pursuant to agreements with various outside companies. We are subject to a monthly minimum commitment of $1,500 through December 2001. Subsequently, the monthly minimum commitment is $500 per month. Although we believe that our relations with these companies are strong and should remain so with continued contract compliance, the termination of our contracts with these companies, the loss of Internet services provided by them, or a reduction in the quality of service we receive from them could harm our business.

     COMPETITION IN OUR MARKETS IS VERY INTENSE.

     The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants, including AT&T Corp., WorldCom, Sprint Corporation, local exchange carriers such as Verizon, and other national and regional interexchange carriers. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. We compete against various national and regional long distance carriers that are composed of both facilities-based providers (those that carry long distance traffic on their own equipment) and switchless resellers (those that resell long distance carried by facilities-based providers) offering essentially the same services as we do. Several of our competitors are substantially larger and have greater financial, technical and marketing resources. Although we believe that we have the human and technical resources to pursue our strategy and compete effectively in this competitive environment, our success will depend upon our continued ability to profitably provide high quality, high value services at prices generally competitive with, or lower than, those charged by our competitors.

     We expect to encounter continued competition from major domestic and international communications companies. In addition, we may be subject to additional competition due to the enactment of the Telecommunications Act of 1996, the development of new technologies and increased availability of domestic and international transmission capacity. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors, which may have financial, personnel and other resources significantly greater than ours. Other potential competitors include cable television companies, wireless telephone companies, electric utilities, microwave carriers and private networks of large end users.

     The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing transmission capacity for services similar to those provided by us. We cannot predict which of many possible future product and service offerings will be important to maintain our competitive position or what expenditures will be required to develop and provide such products and services.

     The market for Internet-based online services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of Internet Service Providers and online services competing for users' attention and spending has proliferated because of, among other reasons, the absence of substantial barriers to entry, and we expect that competition will continue to intensify. Many of our current and potential competitors such as Earthlink, PsiNet, AOL, UUNET, Microsoft Network, and Prodigy have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than we are.

     We currently believe that our Internet Related Services are marketed at competitive rates and provide quality and services comparable to our competitors. However, our Internet Related Services are intended more as a value added service to attract customers to our Telecommunication Services as opposed to a revenue generating service. We are offering unlimited dial-up service for $9.95 per month. We anticipate that revenue generated exclusively from our Internet Related Services will not be significant to our business for the foreseeable future. Rather, we expect to derive sufficient revenue from our Telecommunication Services and Internet related advertising revenue to pay for the costs of our Internet Related Services.

     WE HAVE AN ACCUMULATED PAST DUE PAYROLL TAX LIABILITY.

     We have recorded an accrual for past due payroll taxes due to the under-reporting of our payroll tax liability. As a result, at September 30, 2001, we had accrued approximately $1,225,000 in past due payroll taxes including approximately $309,000 of penalties and interest. We intend on using a portion of the funds raised in this Offering to meet this liability. Failure to satisfactorily address this liability may substantially harm our business.

     OUR CUSTOMERS ARE FREE TO CHANGE THEIR TELECOMMUNICATION PROVIDER.

     Our customers are not obligated to purchase any minimum usage amount and can discontinue service, without penalty, at any time. Therefore, we cannot know if our customers will continue to buy their long distance telephone service through us. In the event that a significant portion of our customers decide to purchase long distance service from another long distance service provider, we do not know if we would be able to replace our customer base from other sources. Loss of a significant portion of our customers could harm our business.

     A high level of customer attrition is inherent in the long distance industry, and our revenues are affected by such attrition. Attrition is attributable to a variety of factors, including termination of customers by us for nonpayment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives.

     OUR OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR COMMON STOCK AND THEREFORE HAVE SIGNIFICANT INFLUENCE OVER OUR AFFAIRS.

     As of September 30, 2001, our present directors and executive officers, and their respective affiliates beneficially owned approximately 31% of our outstanding common stock, along with vested options to purchase an additional 1,266,000 shares of our Common Stock. As a result of their ownership, the directors and executive officers and their respective affiliates collectively are able to significantly influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of GTC.

     WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

     We are subject to regulation by the FCC and by various state public service and public utility commissions as a nondominant provider of long distance services. We are required to file tariffs for interstate and international service with the FCC, which tariffs are presumed lawful and become effective on one day's notice. We are also required to file tariffs or obtain approval for intrastate service provided in most of the states in which we market long distance services. By engaging in direct marketing to end users, we will be subject to applicable regulatory standards for marketing activities and the increased FCC and state attention to certain marketing practices may become more significant to us. Additionally, certain marketing practices, including the methods and means to convert a customer's long distance telephone service from one carrier to another, have recently been subject to increased regulatory review at both the federal and state levels. This increased regulatory review could impede our possible future acquisition of new business from other resellers. Our marketing activities mandate compliance with applicable state and federal regulations. We are unable to predict the effect of such increased regulatory review.

     OUR COMMON STOCK MAY BE DEEMED TO BE "PENNY STOCK."

     Our common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stock:

-     With  a  price  of  less  than  $5.00  per  share;
-     That  are  not  traded  on  a  "recognized"  national  exchange;
- Whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still have a price of not less than $5.00 per share); or
- In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

     Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to resell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

                         Risks Related To This Offering

     IF THE PRICE OR THE TRADING VOLUME OF OUR COMMON STOCK DOES NOT REACH CERTAIN LEVELS, WE WILL BE UNABLE TO DRAW DOWN ALL OR SUBSTANTIALLY ALL OF THE $20 MILLION UNDER THE EQUITY LINE.

     The maximum amount of each draw down under our equity line facility is equal to 10% of weighted average price of our stock for the 60 calendar period prior to the draw down multiplied by the total trading volume for that 60 calendar day period. If our stock price and trading volume falls below certain levels, then we will not be able to draw down all $20 million pursuant to the proposed equity line facility with Bluefire. For example, during the 60 calendar day period ended October 22, 2001, our weighted average stock price was $0.2672 per share and our total daily trading volume was 1,235,700 shares.
Based on such stock price and trading volume levels, the maximum draw down amount available to us during such period would have been $33,018 per draw down.

     Additionally, Bluefire Capital, Inc. is only obligated to initially purchase up to $10 million of our common stock and is only obligated to purchase the remaining $10 million once the volume weighted average price of our common stock equals or exceeds $4 for 10 consecutive trading days; our average daily volume exceeds 75,000 shares; and our market cap equals or exceeds $30 million.

     Accordingly, our stock price and the trading volume of our stock will have to increase substantially in the future in order for us to have access to the full $20 million under the equity line.

     OUR COMMON STOCK PURCHASE AGREEMENT WITH BLUEFIRE AND THE ISSUANCE OF SHARES TO BLUEFIRE CAPITAL, INC. THEREUNDER MAY CAUSE SIGNIFICANT DILUTION TO OUR STOCKHOLDERS AND, TOGETHER WITH GUIDANCE WE ISSUE TO ANALYSTS AND THE FINANCIAL COMMUNITY, MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

     The resale by Bluefire Capital, Inc. of the common stock that it purchases from us will increase the number of our publicly traded shares, which could depress the market price of our common stock. Moreover, as all the shares we sell to Bluefire Capital, Inc. will be available for immediate resale, the mere prospect of our sales to it could depress the market price for our common stock. The shares of our common stock issuable to Bluefire under the equity line facility will be sold at a 12% discount to the volume-weighted average daily price of our common stock during the applicable drawdown period and the proceeds paid to us upon each drawdown will be net of a 4% expense fee paid to Bluefire, an escrow agent fee of $500, and our legal fees of 1%. If we were to require Bluefire Capital, Inc. to purchase our common stock at a time when our stock price is low, our existing common stockholders will experience substantial dilution. The issuance of shares to Bluefire Capital, Inc. will therefore dilute the equity interest of existing stockholders and could reduce the market price of our common stock.

     The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

     In addition, from time to time, we issue guidance to analysts and the financial community regarding our projected results for future periods and revisions to guidance previously issued. The dissemination of guidance or revisions to guidance previously issued may increase the volatility of our stock price.

     THE COMMON STOCK PURCHASE AGREEMENT LIMITS THE NUMBER OF SHARES OF COMMON STOCK THAT BLUEFIRE CAPITAL, INC. MAY HOLD AT ANY ONE TIME TO 9.9%, WHICH MAY FURTHER LIMIT OUR ABILITY TO DRAW DOWN AMOUNTS THAT WE REQUEST AND WHICH MAY CAUSE US TO SIGNIFICANTLY CURTAIL THE SCOPE OF OUR OPERATIONS AND ALTER OUR BUSINESS PLAN.

     The common stock purchase agreement provides that we may not sell shares of our common stock pursuant to our draw down right under such agreement if such sale would cause Bluefire to beneficially own more than 9.9% of our issued and outstanding common stock at any one time. Accordingly, we may have to significantly curtail the scope of our operations and alter our business plan if, at the time of one or more draw downs, this 9.9% restriction results in our inability to draw down some or all of the amounts requested in any draw down notice.

     WE MAY USE THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

     Net proceeds to us from any sales to Bluefire Capital, Inc. will be used principally for the continued development and implementation of our services, advertising, marketing, repayment of debt and for general corporate purposes.
We have not allocated any specific amount of our net proceeds for any particular purpose. Consequently, our management will have broad discretion with respect to the expenditure of the net proceeds of any sales to Investor, including discretion to use the proceeds in ways with which you may not agree.

     OUR COMMON STOCK HAS EXPERIENCED IN THE PAST, AND IS EXPECTED TO EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE AND VOLUME VOLATILITY, WHICH SUBSTANTIALLY INCREASES THE RISK OF LOSS TO PERSONS OWNING OUR COMMON STOCK.
     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. During the first three quarters of 2001, our stock price ranged from a high of $0.4844 to a low of $0.18 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.
     BECAUSE BLUEFIRE CAPITAL, INC. IS A RESIDENT OF A FOREIGN COUNTRY, IT MAY BE DIFFICULT OR IMPOSSIBLE TO OBTAIN OR ENFORCE JUDGMENTS AGAINST BLUEFIRE.

     Bluefire Capital, Inc. is a resident of the Cayman Islands and a substantial portion of its assets are located outside of the United States. As a result, it may be difficult or impossible to effect service of process on Bluefire within the United States. It may also be difficult or impossible to enforce judgments entered against Bluefire in courts in the United States based on civil liability provisions of the securities laws of the United States. In addition, judgments obtained in the United States, especially those awarding punitive damages, may not be enforceable in foreign countries.

                                 USE OF PROCEEDS

     We will not realize any proceeds from the sale of the common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly. We will, however, receive proceeds from the cash exercise of warrants by the selling shareholders. We will not receive any of the proceeds from the sale of shares by Bluefire Capital, Inc. that it has obtained under the common stock purchase agreement or upon exercise of the warrants by Bluefire. However, if we exercise, in our sole discretion, any draw downs under the equity line of credit, we will receive the net sale price of any common stock we sell to Bluefire under the terms of the common stock purchase agreement described in this prospectus. We intend to use the net proceeds from any sales to Bluefire or from the cash exercise of warrants by the selling shareholders, primarily for the continued development and implementation of our services, advertising, marketing, repayment of debt and for general corporate purposes. Management will have significant flexibility and discretion in applying the net proceeds. Pending any use, we will invest the net proceeds of any common stock sold to Bluefire in short-term, investment grade, interest-bearing securities.

                         COMMON STOCK PURCHASE AGREEMENT

     On September 19, 2001, we entered into a common stock purchase agreement with Bluefire Capital, Inc., a Cayman Island corporation, for the future issuance and purchase of shares of our common stock. This common stock purchase agreement establishes what is sometimes termed an equity line of credit or an equity draw down facility.

     In general, the draw down facility operates like this: the investor, Bluefire, has committed to provide us up to $10 million (with an additional commitment of $10 million if certain events occur) as we request it over a 36 month period, in return for common stock we issue to Bluefire. During this period, provided that six trading days have elapsed since the last draw down pricing period, we may request a draw down which is priced, at our sole election, over a pricing period of either six consecutive trading days or 20 consecutive trading days. The amount we can draw at each request must be at least $25,000. The maximum amount we can actually draw for each request is determined by a formula set forth in the common stock purchase agreement. The
maximum draw down formula is described in greater detail on page 12.   We are
obligated to draw down a minimum of $500,000 during the life the agreement. The aggregate total of all draw downs under the equity draw down facility cannot exceed $20 million.

     As discussed above, every time we exercise a draw down, we will notify the Bluefire whether the pricing period relating to that draw down request is either a short pricing period, that is, six business days long, or a long pricing period, that is, 20 business days long.

Short Pricing Period

     If we elect the short pricing period, the pricing period is six trading days long, beginning on the second trading day prior to the date the draw down notice is delivered and ending on the third trading day after the draw down
notice is delivered.     After the completion of the short pricing period, the
final draw down amount for that draw down and the number of shares to be issued is determined. We are entitled to receive funds on the fifth trading day following the delivery of a draw down notice or two trading days after the end of the pricing period. The formula for determining the actual draw down amounts, the number of shares that we issue to Bluefire and the price per share paid by Bluefire, as to a short pricing period, are described in greater detail beginning on page 11.

Long Pricing Period

     If we elect the long pricing period, the pricing period is 20 business days long beginning on or after the date the draw down notice is delivered. The long pricing period will be divided into two 10 trading day settlement periods.
After each 10 trading day settlement period, the final draw down amount for that settlement period is determined. We are entitled to receive funds on the 12th day and the 22nd day following the delivery of a draw down notice or one day after the end of each settlement period. We then use the formulas in the common stock purchase agreement to determine the number of shares that we will issue to Bluefire in return for that money. The formula for determining the actual draw down amounts, the number of shares that we issue to Bluefire and the price per share paid by Bluefire as to a long pricing period are described in greater detail beginning on page 12.

Warrants

     In connection with the common stock purchase agreement, we issued to Bluefire at the initial closing a warrant certificate to purchase up to 150,000 shares of our common stock. The warrant is exercisable until March 19, 2005.
The exercise price of the warrant is $0.3471.   Bluefire is under no obligation
to exercise this warrant.

THE  DRAW  DOWN  PROCEDURE  AND  THE  STOCK  PURCHASES

     We may request a draw down by faxing to Bluefire a draw down notice, stating the amount of the draw down that we wish to exercise, whether the pricing period is short or long and, as to long pricing periods only, the minimum threshold price at which we are willing to sell the shares.

Limitations on the Amount of the Draw downs

     Common Stock Purchase Agreement Limitations

     No draw down can be less than $25,000 or more than 10% of the weighted average price of our common stock for the 60 days prior to the date of our request multiplied by the total trading volume of our common stock for the 60 days prior to our request. A sample calculation of the maximum draw down is described on page 13.

     Additionally, if any of the following events occur during the pricing period, the investment amount for that pricing period will be reduced by 1/20 for long pricing periods and an additional number of days so affected will be added on to the end of the pricing period for short pricing periods and the price of any trading day during a pricing period on which the event occurred will have no effect on the pricing of the shares purchased during that pricing period:

     trading in the common stock is suspended for more than three hours, in the aggregate, or if any trading day is shortened because of a public holiday; or

     if sales of previously drawn down shares pursuant to the registration statement of which this prospectus is a part are suspended by us because of certain potentially material events for more than three hours, in the aggregate.

     Additionally, during long pricing periods only, if the volume weighted average price is less than the minimum threshold price we designate in the draw down notice, the investment amount for that pricing period will be reduced by 1/20 and the volume weighted average price of any trading day during that period will have no effect on the pricing of the shares purchased. In other words, if our pricing committee sets a threshold price too high, and if our stock price does not consistently meet that level during the 20 trading days after our draw down request, then the amount that we can draw and the number of shares that we will issue to Bluefire will be reduced. On the other hand, if we set a threshold price too low and our stock price falls significantly but stays above the threshold price, then we will be able to draw down our draw down request, but we will have to issue a greater number of shares to Bluefire at the reduced price. If we draw on the equity draw down facility, then we cannot make another draw down request until the following draw down period, which is six consecutive trading days.

     The common stock purchase agreement does not permit us to draw funds if the issuance of shares of common stock to Bluefire pursuant to the draw down would cause Bluefire to beneficially own more than 9.9% of our issued and outstanding
common stock at the time of issuance.    In such cases, we will not be permitted
to issue the shares otherwise issuable pursuant to the draw down and Bluefire will not be obligated to purchase those shares. Of course, any of Bluefire's resales of shares would reduce the number of shares it beneficially owns, and would enable us to issue additional shares to Bluefire without violating this 9.9% condition.

Number of Shares Purchased during a Draw down

     Short Pricing Period

     The number of shares that we issue to Bluefire in connection with a short pricing period will be equal to the actual draw down amount divided by 88% of the lowest closing bid price during the pricing period. As discussed above, if trading is suspended for any given trading day or sales made pursuant to the registration statement are suspended, the pricing period will be extended for a number of days equal to the number of days so affected and the closing bid prices on those days affected are ignored in the calculation of the number of shares issued.

     Long Pricing Period

     The 20 consecutive trading days immediately following the draw down notice are used to determine the number of shares that we will issue to Bluefire in connection with a long pricing period, which then allows us to calculate the price per share that Bluefire will pay for our shares.

     To determine the number of shares of common stock that we can issue in connection with a long pricing period, take 1/20 of the actual draw down amount, and for each of the 20 trading days immediately following the date on which we give notice of the draw down, divide it by 88% of the volume-weighted average daily trading price of our common stock for that day. The 88% accounts for Bluefire's 12% discount. The sum of these 20 daily calculations produces the maximum number of common shares that we can issue, unless, as described above, the volume-weighted average daily price for any given trading day is below the threshold amount, trading is suspended for any given trading day or sales made pursuant to the registration statement are suspended, in which case those days are ignored in the calculation.

Sample Calculation of Stock Purchases in Connection with a Long Pricing Period

     The following is an example of the calculation of the draw down amount and the number of shares we would issue to Bluefire in connection with that draw down during a long pricing period based on the assumptions noted in the discussion below.

Sample Draw down Amount Calculation

     For purposes of this example, suppose that we provide a draw down notice to Bluefire, and that we set the threshold price at $0.20 per share, below which we will not sell any shares to Bluefire during this draw down period. Suppose further that the total daily trading volume for the 60 days prior to our draw down notice is 2,000,000 shares and that the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the notice is $0.25. Under these hypothetical numbers, the maximum amount of the draw down is as follows:

     the total trading volume for the 60 days prior to our draw down notice of 2,000,000 shares is, multiplied by the average of the volume-weighted average daily prices of our common stock for the 60 days prior to the draw down notice of $0.25, multiplied by 10%

     equals $50,000.

     The maximum amount we can draw down under the formula is therefore capped at $50,000, subject to further adjustments if the volume-weighted average daily price of our common stock for any of the 20 trading days following the draw down notice is below the threshold price we set of $0.20. For example, if the volume-weighted average daily price of our common stock is below $0.20 on two of those 20 days, the $50,000 would be reduced by 1/20 for each of those days and our draw down amount would be 18/20 of $50,000 or $45,000.

Sample Calculation of Number of Shares

     Using the same hypothetical numbers set forth above, and assuming that the volume-weighted average daily price for our common stock is as set forth in the table below, the number of shares to be issued based on any trading day during the draw down period can be calculated as follows:

     1/20 of the draw down amount of $50,000 divided by

     88% of the volume-weighted average daily price.

     For example, for the first trading day in the example in the table below, the calculation is as follows: 1/20 of $50,000 is $2,500. Divide $2,500 by 88% of the volume-weighted average daily price for that day of $0.25 per share, to get 11,364 shares. Perform this calculation for each of the 20 measuring days during the draw down period, excluding any days on which the volume-weighted average daily price is below the $0.20 threshold price, and add the results to determine the number of shares to be issued. In the table below, there are two days which must be excluded: days 14 and 15.

     After excluding the days that are below the threshold price, the amount of our draw down in this example would be $45,000, $25,000 of which would be settled on day 12 for the first settlement period, and $20,000 of which would be settled on day 22 for the second settlement period. The total number of shares that we would issue to Bluefire for this draw down request would be a total of 209,077 shares, so long as those shares do not cause the Bluefire's beneficial ownership to exceed 9.9% of our issued and outstanding common stock. Bluefire would pay $45,000, or $0.22 per share, for these shares.

          VOLUME
          WEIGHTED     DRAW
TRADING   AVERAGE      DOWN       NUMBER OF
DAY       PRICE (1)    AMOUNT     SHARES SOLD
--------  -----------  ---------  -----------
1         $      0.25  $2,500.00       11,364
2         $      0.24  $2,500.00       11,837
3         $      0.23  $2,500.00       12,352
4         $      0.24  $2,500.00       11,837
5         $      0.24  $2,500.00       11,837
6         $      0.26  $2,500.00       10,927
7         $      0.23  $2,500.00       12,352
8         $      0.28  $2,500.00       10,146
9         $      0.27  $2,500.00       10,522
10        $      0.24  $2,500.00       11,837
11        $      0.23  $2,500.00       12,352
12        $      0.27  $2,500.00       10,522
13        $      0.23  $2,500.00       12,352
14        $      0.19  $    0.00            0
15        $      0.19  $    0.00            0
16        $      0.22  $2,500.00       12,913
17        $      0.25  $2,500.00       11,364
18        $      0.24  $2,500.00       11,837
19        $      0.25  $2,500.00       11,364
20        $      0.25  $2,500.00       11,364

            TOTAL:    $45,000.00      209,077
                     -----------     ---------
______________________

(1) The share prices are illustrative only and should not be interpreted as a forecast of share prices or the expected or historical volatility of the share prices of our common stock.

     We would receive the amount of our draw down $45,000 less a 4% cash expense fee paid to Bluefire of $1,800 and less a $500 escrow fee, a 1% legal fee of $450 for net proceeds to us of approximately $42,250. The delivery of the requisite number of shares and payment of the draw down will take place through an escrow agent. The escrow agent pays the net proceeds to us, after subtracting its escrow fee, and 4% expense fee to Bluefire.

     We are registering 15,000,000 shares to be sold to Bluefire in under the common stock purchase agreement. Therefore, in order for us to receive the maximum $20,000,000 commitment, the average sale price of our shares will need to be $1.33. Unless our share price increases dramatically, we will need to register additional shares in order to access the $20,000,000 maximum.

Necessary Conditions Before Bluefire Is Obligated to Purchase Our Shares

     The following conditions must be satisfied before Bluefire is obligated to purchase any common shares that we may request from time to time:

     - a registration statement for the shares must be declared effective by the Securities and Exchange Commission and must remain effective and available as of the draw down settlement date for making resales of the common shares purchased by Bluefire;

     - trading in our common shares must not have been suspended by the Securities and Exchange Commission or the OTCBB;

     - we must not have merged or consolidated with or into another company or transferred all or substantially all of our assets to another company, unless the acquiring company has agreed to honor the common stock purchase agreement;

     - no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect which prohibits consummation of the transactions contemplated by the common stock purchase agreement; and

     - we shall not have experienced any adverse effect on the business, operations, properties or financial condition that is material and adverse to us and our subsidiaries and affiliates, taken as a whole and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the our ability to perform any of our material obligations under the common stock purchase agreements, its exhibits or its obligations under any other material agreement.

Restrictions on Future Financings

The common stock purchase agreement prevents us from entering into any other standby equity-based credit facilities during the term of the Common Stock Purchase Agreement.

Termination of the Common Stock Purchase Agreement

     The equity draw down facility established by the common stock purchase agreement will terminate 36 months from the effective date of the registration statement of which this prospectus forms a part. The facility shall also terminate if we file for protection from creditors, if our common stock is no longer quoted on the Over-The-Counter Bulletin Board, and not promptly relisted on Nasdaq, Nasdaq SmallCap Market, the American Stock Exchange or the New York Stock Exchange.

Indemnification of Bluefire

     Bluefire is entitled to customary indemnification from us for any losses or liabilities suffered by it based upon material misstatements or omissions from the common stock purchase agreement, registration statement and the prospectus, except as they relate to information supplied by Bluefire to us for inclusion in the registration statement and prospectus.

                              SELLING SHAREHOLDERS

The following table provides certain information with respect to shares offered by the selling shareholders:




                          OUTSTANDING    PERCENTAGE OF                                 PERCENTAGE OF
                            SHARES          SHARES       SHARES TO BE                   OUTSTANDING
                         BENEFICIALLY    BENEFICIALLY   ACQUIRED UNDER   SHARES TO BE   SHARES TO BE
SELLING                  OWNED BEFORE    OWNED BEFORE     THE LINE OF    SOLD IN THE     OWNED AFTER
STOCKHOLDER                OFFERING      OFFERING(1)       CREDIT(2)       OFFERING    THE OFFERING(3)
----------------------  --------------  --------------  ---------------  ------------  ---------------
Bluefire Capital, Inc.        150,000(4)            *        15,000,000    15,150,000                -
Alan Stone                     70,000               *               N/A        70,000                -
Richard Goldman                35,000               *               N/A        35,000                -
Dan Kern                      285,715             1.4%              N/A       285,715                -
Steven Barnes                 124,960(5)            *               N/A        40,000                *
Magnum Financial              145,000(6)            *               N/A       100,000                *

_________________________________________
*  Represents  less  than  1%  of  outstanding  shares.

(1) Percentage of outstanding shares prior to offering is based on 20,396,622 shares of common stock outstanding as of September 30, 2001 plus the 290,000 shares underlying warrants being registered in this offering.

(2) Reflects an estimate of the number of shares that could be purchased under the Equity Line of Credit.

(3) Percentage of outstanding shares is based on 20,396,622 shares of common stock outstanding as of September 30, 2001, together with the 15,000,000 shares of common stock that may be purchased from our company under the Equity Line of Credit and 290,000 shares underlying warrants being registered in this offering.

(4) Reflects shares underlying warrants to acquire 150,000 shares of common stock at an exercise price of $0.3471 per share.

(5) Includes 40,000 shares underlying warrants to acquire common stock at an exercise price of $0.50 per share.

(6) Includes 100,000 shares underlying warrants to acquire common stock, of which 33,333 are exercisable at $0.5156 per share; 33,333 are exercisable at $1.0156 per share; and 33,334 are exercisable at $1.5156 per share.

Shares  Offered  by  Bluefire  Capital,  Inc.

     We are registering for potential sale by Bluefire Capital, Inc., a total of 15,150,000 shares of common stock. Bluefire is engaged in the business of investing in publicly traded equity securities for its own account. Bluefire's principal offices are located at Harbour Centre, 4th floor, George Town, Cayman Islands. Investment decisions for Bluefire are made by its board of directors. Except for warrants to purchase up to 150,000 shares of our common stock at an exercise price of $0.3471 per share, Bluefire does not currently own any other of our securities as of the date of this prospectus. Other than its obligation to purchase common shares under the common stock purchase agreement, it has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Bluefire and us other than as contemplated by the common stock purchase agreement.

Alan Stone & Company Shares

     We are registering for potential sale by Alan Stone and Richard Goldman, a principal and contractor of Alan Stone & Company, a total of 105,000 shares of common stock. Alan Stone & Company was previously engaged by us to provide investor and public relations services. Mr. Stone is the principal of Alan
Stone  &  Company.  Mr.  Goldman  is  an  independent contractor of Alan Stone &
Company.

Dan  Kern  Shares

     We are registering for potential sale by Dan Kern, a total of 285,715 shares of common stock. Mr. Kern is an unrelated shareholder of the Company. During the past three years, Mr. Kern has not been officer or director of the Company.

Steven  Barnes  Shares

     We are registering for potential sale by Steven Barnes, a total of 40,000 shares of common stock. Mr. Barnes is an unrelated shareholder of the Company. During the past three years, Mr. Barnes has not been officer or director of GTC. Magnum Financial, Inc. Shares

     We are registering for potential sale by Magnum Financial, Inc., a total of 100,000 shares of common stock. Magnum Financial is currently retained by us to provide investor and public relations services.

                              PLAN OF DISTRIBUTION

GENERAL

     A majority of the shares of common stock to be registered by this registration statement are being offered by Bluefire Capital, Inc. Bluefire is offering the common shares for its account as statutory underwriter, and not for our account. We will not receive any proceeds from the sale of common shares by Bluefire. Bluefire may be offering for sale up to 15,000,000 common shares which it may acquire pursuant to the terms of the stock purchase agreement more fully described under the section of this prospectus entitled "The Common Stock Purchase Agreement." Bluefire is a statutory underwriter within the meaning of the Securities Act of 1933 in connection with such sales of common shares and will be acting as an underwriter in its resales of the common shares under this prospectus. Bluefire has, prior to any sales, agreed not to effect any offers or sales of the common shares in any manner other than as specified in the prospectus and not to purchase or induce others to purchase common shares in violation of any applicable state and federal securities laws, rules and regulations and the rules. We will pay the costs of registering the shares under this prospectus, including legal fees.

     To permit Bluefire to resell the common shares issued to it under the stock purchase agreement, we agreed to register those shares and to maintain that registration. To that end, we have agreed with Bluefire that we will prepare and file such amendments and supplements to the registration statement and the prospectus as may be necessary in accordance with the Securities Act and the rules and regulations promulgated thereunder, to keep it effective until the earliest of any of the following dates:

- the date after which all of the common shares held by Bluefire or its transferees that are covered by the registration statement have been sold by Bluefire or its transferees pursuant to such registration statement;

- the date after which all of the common shares held by Bluefire or its transferees that are covered by the registration statement may be sold, in the opinion of our counsel, without restriction under the Securities Act of 1933; or

- the date that is thirty-six (36) months from the effective date of the registration statement.

     Shares of common stock offered through this prospectus may be sold from time to time by Bluefire, or by pledgees, donees, transferees or other successor in interest to Bluefire. We will supplement this prospectus to disclose the names of any pledges, donees, transferees, or other successors in interest that intend to offer common stock through this prospectus.

     Sales may be made on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated private transactions, or in a combination of these methods. Bluefire will act independently of us in making decisions with respect to the form, timing, manner and size of each sale. We have been informed by Bluefire that there are no existing arrangements between it and any other stockholder, broker, dealer, underwriter or agent relating to the distribution of this prospectus. Bluefire is an underwriter in connection with resales of its shares.

     The common shares may be sold in one or more of the following manners:

- a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

-     purchases by a broker or dealer for its account under this prospectus; or

- ordinary brokerage transactions and transactions in which the broker solicits purchases.

      In effecting sales, brokers or dealers engaged by Bluefire may arrange for other brokers or dealers to participate. Except as disclosed in a supplement to this prospectus, no broker-dealer will be paid more than a customary brokerage commission in connection with any sale of the common shares by Bluefire.
Brokers or dealers may receive commissions, discounts or other concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. The compensation to a particular broker-dealer may be in excess of customary commissions. Profits on any resale of the common shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any broker-dealer participating in such transactions as agent may receive commissions from Bluefire, and, if they act as agent for the purchaser of such common shares, from such purchaser.

     Broker-dealers who acquire common shares as principal may thereafter resell such common shares from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such common shares commissions computed as described above. Brokers or dealers who acquire common shares as principal and any other participating brokers or dealers may be deemed to be underwriters in connection with resales of the common shares.

     In addition, any common shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. However, since Bluefire is an underwriter, Rule 144 of the Securities Act is not available to Bluefire to sell its shares. We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

     Bluefire is subject to the applicable provisions of the Exchange Act, including without limitation, Rule 10b-5 and Regulation M thereunder. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the common shares may not simultaneously purchase such securities for a period beginning when such person becomes a distribution participant and ending upon such person's completion of participation in a distribution. In addition, in connection with the transactions in the common shares, Bluefire will be subject to applicable provisions of the Exchange Act and the rules and regulations under that Act, including, without limitation, the rules set forth above. These restrictions may affect the marketability of the common shares.

     Bluefire will pay all commissions and its own expenses, if any, associated with the resale of the common shares, other than the expenses associated with preparing this prospectus and the registration statement of which it is a part.

UNDERWRITING COMPENSATION AND EXPENSES

     The underwriting compensation for Bluefire will depend on the amount of financing that we are able to obtain under the stock purchase agreement, up to a maximum of approximately $3,200,000 if we are able to obtain the entire $20,000,000 in financing. Bluefire will purchase shares under the stock purchase agreement at a price equal to 88% of the volume-weighted average daily price of our common stock, for each day in the pricing period with respect to each draw down request. Bluefire is also entitled to a 4% expense fee on the amount of each drawdown.

     We also issued to Bluefire a warrant to purchase 150,000 shares of our common stock at an exercise price of $0.3471. The warrant expires March 19, 2005.

     At the initial closing of the transaction on September 19, 2001, we paid $15,000 to Bluefire (with an additional $10,000 due in 30 days) as a non-accountable expense fee, and $10,000 to cover the fees and expenses of Bluefire's counsel. As additional consideration for the equity line of credit, we granted Bluefire a warrant to purchase up to 150,000 shares of common stock at a price of $0.3471 per share at any time prior to March 19, 2005.

LIMITED GRANT OF REGISTRATION RIGHTS

     We granted registration rights to Bluefire to enable it to sell the common stock it purchases under the common stock purchase agreement. In connection with any such registration, we will have no obligation:

- to assist or cooperate with Bluefire in the offering or disposition of such shares;

- to indemnify or hold harmless the holders of any such shares, other than Bluefire, or any underwriter designated by such holders;

- to obtain a commitment from an underwriter relative to the sale of any such shares; or

-     to include such shares within any underwritten offering we do.

     We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

     We will use our best efforts to file, during any period during which we are required to do so under our registration rights agreement with Bluefire, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This obligation may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing

     -     the name of any broker-dealers;

     -     the number of common shares involved;

     -     the price at which the common shares are to be sold;

     - the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

     - that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

     -     any other facts material to the transaction.

     Our registration rights agreement with Bluefire permits us to restrict the resale of the shares Bluefire has purchased from us under the common stock purchase agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information. If we restrict Bluefire during any pricing period or the 10 consecutive business days after a pricing period and our stock price declines during the restriction period, we are required to pay to Bluefire cash to compensate Bluefire for its inability to sell shares during the restriction period. The amount we would be required to pay would be the difference between the highest daily volume weighed average price of the common stock during the restriction period and the volume weighted average price of the common stock on the trading day immediately following the date that we inform Bluefire that the restriction period has ended.

OTHER SELLING SHAREHOLDERS

     The securities being offered by the other selling shareholders will be offered from time to time on the over-the-counter bulletin board, in privately negotiated sales or on other markets. We believe that virtually all such sales will occur on the over-the-counter bulletin board in transactions at prevailing market rates. Any securities sold in brokerage transactions will involve customary brokers' commissions.

                             DESCRIPTION OF BUSINESS

OVERVIEW

     We are a provider of various Telecommunication services, including long distance telephone, and calling card services as well as various Internet related services including Internet service provider access and web page hosting. We were organized as a Nevada Corporation on May 17, 1994 and are currently based in Costa Mesa, California. Our common stock currently trades on the NASD OTC Bulletin Board under the symbol "GTCC."

     We currently offer a variety of services designed to meet our customers' telecommunications and Internet related needs. The services we provide are:

TELECOMMUNICATIONS RELATED SERVICES

     We are currently licensed in every state (except Alaska) and the District of Columbia to provide long distance telecommunications services. We primarily service small and medium sized businesses and residential customers throughout the United States of America and have positioned ourselves to be a low-cost provider in the marketplace. By offering low rates, we expect to rapidly add customers. To date, we have operated as a switchless, nonfacilities-based reseller of long distance services. As such, we do not utilize or possess our own telecommunications network. By committing to purchase large usage volumes from carriers such as WorldCom, Inc., we have been able to procure substantial discounts and offer low-cost, high-quality long distance services to our customers at rates below the current standard industry levels.

     We provide long distance telephone service under a variety of plans. These include outbound service, inbound toll-free 800 service and dedicated private line service for data. We do not currently provide local telephone service.
Our long distance services are billed on a monthly basis either directly by us or by a customer's local telephone company, through the services of Billing Concepts, Inc., dba U.S. Billing. If these services are billed directly by us, the customer has a choice of paying by credit card or sending payment to us. If these services are billed by the local telephone company, that company is responsible for collecting the amount billed and remitting the proceeds to us. In addition, we have recently obtained licenses in the states of California, Florida, New York, New Jersey, and Texas to operate as a local telephone company (commonly referred to in the industry as a Competitive Local Exchange Carrier, or CLEC) which could allow us to provide local telephone service. Whether we will be able to provide local telephone services is dependent on our ability to negotiate contracts with third-party providers of local telephone service on favorable terms. We have initiated negotiations with certain local telephone providers but have not reached any agreements. Therefore, we do not currently know if we will be able to offer local telephone service.

INTERNET RELATED SERVICES

     We currently provide an international personal computer to telephone telecommunication service through our wholly owned subsidiary CallingPlanet.com, Inc. This service, accessible at www.callingplanet.com, allows customers to make international long distance phone calls using their computers. In addition, we also provide a variety of other Internet related services. These services, available to both consumer and business users, include prepaid calling cards through eCallingCards.com, Inc., our wholly owned subsidiary whose web site is located at www.ecallingcards.com; Internet Services Provider access through telephone dial-up, and Internet web page development and hosting services. Our Internet related services are billed using the same methods as those used for billing our Telecommunication services. Our Internet related services, with the exception of our prepaid calling cards, are provided according to contracts with third-party providers, who also compete against us. By contracting with third-party providers to purchase large quantities of usage volumes, we are able to secure significant discounts which then allows us to offer these services to our customers at rates equal to or less than our competitors.

     Our Internet service provider access service is currently provided on a nationwide basis. Dial-up service provides unlimited Internet access and several related services using conventional modems at access speeds up to 56 kbps for a monthly fee of $9.95.

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     Our  Internet  web  page  hosting  services  are  currently  available on a nationwide basis. Internet web page hosting services provide space on our Web Server computers for customers to publish their own web pages. Internet web page hosting fees are $29.95 per month, with a one-time set-up fee of $29.95.

TELECOMMUNICATIONS  INDUSTRY  BACKGROUND

     The $98.2 billion U.S. long distance industry is dominated by the nation's three largest long distance providers, AT&T, WorldCom and Sprint, which together generated approximately 74.7% of the aggregate revenue of all U.S. long distance carriers in 1999. Other long distance companies, some with national capabilities, accounted for the remainder of the market.

     Based on published FCC estimates(1) toll service revenues of U.S. long distance carriers, including GTC, have grown from $38.8 billion in 1984 to $98.2 billion in 1999. While industry revenues have grown at a compounded annual rate of 6.4% since 1984, the revenues of carriers other than AT&T, WorldCom and Sprint have grown at a compounded rate of 31.4% during the same period. As a result, the aggregate market share of all long distance carriers other than AT&T, WorldCom and Sprint has grown from 2.6% in 1984 to 25.3% in 1999. During the same period, the market share of AT&T declined from 90.1% to 40.9%.

     Prior to the Telecommunications Act, signed by President Clinton on February 8, 1996, the long distance telecommunications industry had been principally shaped by a court decree between AT&T and the United States Department of Justice, known as the Modification of Final Judgment (the "Consent Decree") that in 1984 required the divestiture by AT&T of its 22 Bell operating companies and divided the country into some 200 Local Access and Transport Areas, known in the industry as "LATAs". The 22 operating companies, which were combined into seven Regional Bell Operating Companies, or "RBOCs" (such as Verizon and Pacific Bell), were given the right to provide local telephone service, local access service to long distance carriers and intraLATA toll service (service within LATAs, also known as local telephone service), but were prohibited from providing interLATA service (service between LATAs, also known as long distance service). The right to provide interLATA service was maintained by AT&T and the other carriers.

     To encourage the development of competition in the long distance market, the Consent Decree and the FCC require most local telephone companies to provide all carriers with access to local exchange services that is equal in type, quality and price to that provided to AT&T and with the opportunity to be selected by customers as their preferred long distance carrier. These so-called equal access and related provisions are intended to prevent preferential treatment of AT&T.

     The Telecommunications Act of 1996 is intended to introduce more competition to U.S. telecommunications markets. In addition to codifying the provisions of the Consent Decree, the Act codifies the local telephone companies' equal access and nondiscrimination obligations with respect to the local services market by requiring them to provide to independent service providers (such as GTC Telecom) access to their network under the same terms and restrictions which they are subject to. The Act allows us to compete with previously established long distance and local telephone providers under the same terms and conditions as those providers are subject to.

     Regulatory, judicial and technological factors have helped to create the foundation for smaller companies to emerge as competitive alternatives to AT&T, WorldCom and Sprint for long distance telecommunications services. The FCC requires that AT&T not restrict the resale of its services, and the Consent Decree and regulatory proceedings have ensured that access to local telephone networks is, in most cases, available to all long distance carriers.

OUR  DEVELOPMENT  AND  STRATEGY

     Our telecommunication services are currently licensed in every state (except Alaska) and the District of Columbia. We market our products and services using six important, but very distinct, strategies as follows:
Independent Affiliates

     The backbone of our overall market and development strategy involves the pursuit and establishment of strategic affiliations and alliances with major telecommunication and Internet service companies through partnerships and co-

___________________________
(1) As published on the FCC's Website located at www.fcc.gov/Bureaus/Common_Carrier/Reports/FCC-State_Link/SOCC/99socc.pdf.

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branding.  We have already been successful in establishing these alliances with known companies, such as Best Buy, MasterCard International and NewsMax, in the telecommunication and Internet service industries.

Internet Use

     The second method of marketing our products and services utilizes the Internet. We currently market and distribute our telecommunications and Internet related services through the Internet using our www.gtctelecom.com and our wholly-owned subsidiary www.ecallingcards.com websites. We also market international calling plans through our wholly-owned subsidiary www.CallingPlanet.com, as well as co-brand calling cards and advertise domestic long distance rates on the Internet. Co-branding is done through joint agreements such as Community Connect Inc.'s online community for Asian Americans, www.AsianAvenue.com.

     Regarding CallingPlanet.com, we currently focus our marketing through local partners and vendors in each country. CallingPlanet.com also targets customers who do not have PC's or Internet connections by encouraging the local partners to open Kiosks equipped with PC's and Internet hook-up. Through these marketing partners, CallingPlanet.com's goal is to be a household name worldwide in the planet calling area.

Our Own Sales Force

     The third method of marketing utilizes our own sales force and independent sales agents. A sales force was developed that consists of properly trained professionals from within the telecommunications industry who are looking for an opportunity to sell at rates that are lower than the industry standard.

     Many of these professionals have come from our competitors where the average calling rate is 10-12 cents per minute. Our Vice President of Sales comes from WorldCom with an extensive sales and marketing background in the telecommunications industry.

Advertising

     We plan to employ an aggressive concentrated media campaign that utilizes a professional advertising agency as our fourth method of marketing. We launched our first media campaign on March 1, 1999, utilizing television and radio advertisement and print media targeting Southern California, as well as nationwide audiences, using cable television advertisements. We intend to continue to utilize both broadcasting and print media campaigns in the future given sufficient funds.

     We have also been very successful in obtaining new customers through important "word-of-mouth" free advertising. Many customers are extremely satisfied with the service provided by us and inform relatives or friends about our excellent rates and this invaluable free advertising for us results in new business.

Direct Marketing

     The fifth method of marketing our products and services is direct marketing. We have developed brochures for all products and services that can be used as a direct marketing tool and for product promotions. In addition, we are considering direct mail marketing for new target markets.

National Recognition

     We will continue to pursue and capitalize on national media recognition, as we have done with Kiplinger and Consumer Reports, to boost consumer awareness in the marketplace. We will capitalize on this type of recognition through strategic press releases and other media opportunities.

     We believe these six marketing methods will be adequate to sustain us now and for the foreseeable future.

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COMPETITION

Telecommunication Services

     The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants, including AT&T Corp., WorldCom, Sprint Corporation, local exchange carriers such as Verizon, and other national and regional long distance carriers. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. We compete against various national and regional long distance carriers that are composed of both facilities-based providers (those that carry long distance traffic on their own equipment) and switchless resellers (those that resale long distance carried by facilities-based providers) offering essentially the same services as we do. Several of our competitors are substantially larger and have greater financial, technical and marketing resources. We believe that we are able to compete with these competitors by providing high quality service at the lowest price possible.

     We believe that the pricing strategies and cost structures of the major long distance carriers have resulted historically in their charging higher rates to the small-to-medium sized business customer. Small-to- medium-sized business customers typically are not able to make the volume commitments necessary to negotiate reduced rates under individualized contracts. By committing to large volumes of traffic, we are guaranteeing traffic to the major long distance carrier while relieving the major long distance carrier of the administrative burden of qualifying and servicing large numbers of small-to-medium-sized accounts. To be successful, we believe that we must have lower overhead costs and be able to efficiently market the long distance product, process orders, verify credit and provide customer service to a large number of accounts. Although we believe we have the people to pursue our strategy and compete effectively in this competitive environment, our success will depend upon our continued ability to profitably provide high quality, high value services at prices generally competitive with, or lower than, those charged by our competitors.

     We currently link our switching equipment with transmission facilities and services purchased or leased from WorldCom and will continue to resell services obtained from WorldCom, which will remain a competitor of ours for the provisioning of telecommunications services.

     As discussed above, the Telecommunications Act is intended to introduce more competition to U.S. telecommunications markets. In furtherance of this, the legislation contains special provisions that eliminate restrictions on local phone companies (such as Pacific Bell or Verizon) to provide long distance services, which means that we will face competition for providing long distance services from well capitalized, well known companies that prior to this time could not compete in long distance service.

     Local phone companies have been prohibited from providing long distance telecommunications services under the terms of the AT&T consent decree. The Telecommunications Act now authorizes them to provide certain long distance telecommunications services immediately and others upon the satisfaction of certain conditions. Such legislation includes certain safeguards against anticompetitive conduct by the local phone companies in the provision of long distance service. Anticompetitive conduct could result from, among other things, a local phone company's access to all subscribers on its existing network as well as its potentially lower costs related to the termination and origination of calls within its territory. It is impossible to predict whether such safeguards will be adequate to protect against anticompetitive conduct by the local phone companies and the impact that any anticompetitive conduct would have on our business. Because of the name recognition that local phone companies have in their existing markets and the established relationships that they have with their existing local service customers, and their ability to take advantage of those relationships, as well as the possibility of favorable interpretations of the Telecommunications Act by the local phone companies, it may be more difficult for other providers of long distance services, such as us, to compete to provide long distance services to those companies' customers. At the same time, as a result of the Telecommunications Act, local phone companies have become potential customers for our long distance services.

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Internet Related Services
     The market for Internet-based online services is relatively new, extremely competitive and changes rapidly. Since the start of commercial services on the Internet, the number of Internet Service Providers and online services competing for users' attention and spending has grown because of, among other reasons, the absence of substantial barriers to entry, and we expect that competition will continue to intensify. Many of our current and potential competitors such as Earthlink, PsiNet, AOL, UUNET, Microsoft Network, and Prodigy have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than we can.
     We believe that our Internet related services are marketed at competitive rates and provide quality and services comparable to our competitors. However, our Internet related services are intended primarily to be a value-added service to attract customers to our telecommunication services as opposed to a revenue-generating service. We offer unlimited dial-up service for $9.95 per month. We anticipate that revenue generated exclusively from our Internet related services will be immaterial to our results of operations. Rather, we expect to derive sufficient revenue from our telecommunication services and Internet related advertising revenue to pay for the costs of our Internet related services.

CUSTOMER ATTRITION
     We believe that a high level of customer attrition occurs in the domestic residential long distance and Internet related industries. Attrition is attributable to a variety of factors, including the termination of customers by us for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives. Such attrition could harm our future results of operations and financial conditions.

DEPENDENCE ON KEY CUSTOMERS

     We are not dependent on any single customer for a significant portion of our annual sales. Our customer base changes on a continuous basis as new customers are added or old customers removed.

MAJOR SUPPLIERS
     We do not own our own long distance network, and according to our contract with WorldCom, we currently depend primarily upon WorldCom to provide for the transmission of phone calls by our customers and to provide the call detail records upon which we base our customers billings.

     In August 1999, we entered into negotiations with WorldCom in an effort to lower our network transmission costs. As a result of these negotiations, WorldCom agreed to amend our existing contract whereby WorldCom agreed to reduce our network transmission costs by approximately 40%. Additionally, under the terms of the amendment, the minimum monthly purchase requirement was increased to $12,000 per month and the total minimum purchase requirement increased to $288,000. In an effort to continue to reduce its long distance network transmission costs, we successfully negotiated an additional amendment to our contract with WorldCom in September 2000. The amendment further reduces our network transmission costs by approximately 30%. In addition, under the terms of the amendment, the contract is extended to August 31, 2003 and the minimum monthly purchase requirement increased to $400,000 per month for the months August 2000 to January 2001 and then increases to $520,000 per month from February 2001 to the end of the contract. The total minimum purchase requirement of the contract increased to $18,000,000. All remaining material terms of the contract remain the same.

     According to the terms of our contract with WorldCom, we must also pay an amount equal to the aggregate minimum revenue requirement for the remaining term of the contract if we terminate the contract prior to the expiration date. Although we believe that our relationship with WorldCom is strong and should remain so with continued contract compliance, the termination of our contract with WorldCom, the loss of telecommunications services provided by WorldCom, or a reduction in the quality of service we receive from WorldCom could harm our results of operations. In addition, the accurate and prompt billing of our customers is dependent upon the timeliness and accuracy of call detail records provided to us by WorldCom. Although we have received consistent, accurate information from WorldCom in the

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past, we cannot know if accurate information will be provided by WorldCom on a timely basis in the future, the failure of which would harm our results of operations.

     In the event that WorldCom were to discontinue its service to us, we believe, based upon discussions that we have had with other long distance providers and based on such providers' published contract tariffs, that we could negotiate and obtain contracts with other long distance providers to resell long distance services at rates at its current contract tariffs with WorldCom. If we were to enter into contracts with another provider, however, we believe it would take approximately thirty (30) days to switch end users to that provider. Although we have the right to switch our current customers to an alternate underlying carrier, our customers have the right to discontinue their service with us at any time. Accordingly, the termination or non-renewal of our contract tariffs with WorldCom or the loss of telecommunications services from WorldCom would likely harm our results of operations and financial condition.

     We do not currently have our own Internet network. Currently, we provide our Internet service provider access services according to agreements with various outside companies for the provisioning of our Internet service provider access service. According to these Agreements, we are subject to monthly minimum commitments of $1,500 through December 2001. After that, the monthly minimum commitment is $500 per month. Although we believe that our relationship with these companies is strong and should remain so with continued contract compliance, the termination of our contracts with these companies, the loss of Internet services provided by these companies, or a reduction in the quality of service we receive from these companies could harm our results of operations.
In the event that these companies were to discontinue their service to us, we believe, based upon discussions that hawse have had with other Internet service providers, that we could negotiate and obtain contracts with Internet service providers at comparable rates.

REGULATION

     In order to provide communications services, we are subject to government regulation. Federal law regulates interstate and international telecommunications, while states have jurisdiction over telecommunications that originate and terminate within the same state. Changes in existing policies or regulations in any state or by the FCC could materially adversely affect our financial condition or results of operations, particularly if those policies make it more difficult for us to obtain service from WorldCom or other long distance companies at competitive rates, or otherwise increase the cost and regulatory burdens of marketing and providing service. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on our business or financial condition or results of operations.

Federal

     We are classified by the FCC as a nondominant carrier. After the recent reclassification of AT&T as nondominant, only the LECs are classified as dominant carriers among domestic carriers. Because AT&T is no longer classified as a dominant carrier, certain pricing restrictions that formerly applied to AT&T have been eliminated, which could make it easier for AT&T to compete with us for low volume long distance subscribers. The FCC generally does not exercise direct oversight over charges for service of nondominant carriers, although it has the statutory power to do so. Nondominant carriers are required by statute to offer interstate services under rates, terms, and conditions that are just, reasonable and not unreasonably discriminatory. The FCC has the jurisdiction to act upon complaints filed by third parties, or brought on the FCC's own motion, against any common carrier, including nondominant carriers, for failure to comply with its statutory obligations. Nondominant carriers are required to file tariffs listing the rates, terms and conditions of service, which are filed according to streamlined tariffing procedures. The FCC also has the authority to impose more stringent regulatory requirements on us and change our regulatory classification from nondominant to dominant. In the current regulatory atmosphere, we believe, however, that the FCC won't do this. The FCC imposes only minimal reporting requirements on nondominant resellers, although we are subject to certain reporting, accounting and record-keeping obligations. Both domestic and international nondominant carriers, including us, must maintain tariffs on file with the FCC.

     Today, the FCC exercises its regulatory authority to set rates primarily with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. Even when AT&T was classified as a dominant carrier, the FCC most recently employed a "price cap" system, which exempted most of AT&T's services, including virtually all of its commercial and 800 services, from traditional rate of return regulation because the FCC believes that these services were subject to adequate competition.

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State

     We are subject to different levels of regulation in the states in which we provide intrastate telecommunications services. Most of the states require that we apply for certification to provide intrastate telecommunications services, or at least to register or to be found exempt from regulation, before providing intrastate service. The vast majority of states also require us to file and maintain detailed tariffs listing our rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignments of carrier assets, including subscriber bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and the rules, regulations and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. In certain states, prior regulatory approval may be required for acquisitions of telecommunications operations.

     As we expand our efforts to resell long distance services, we will have to pay attention to federal and state regulations. FCC rules prohibit switching (also commonly known as "Slamming") of a consumer's long distance provider without the consumer's consent and specify how that consent can be obtained. Most states have consumer protection laws that further define the framework within which our marketing activities must be conducted. We intend to comply fully with all laws and regulations, and the constraints of federal and state restrictions could impact the success of direct marketing efforts.

     We are not currently subject to any State or Federal regulation with respect to our Internet related services. However, we cannot know if we will not be subject to such regulations in the future. Additionally, we are not aware of any pending legislation that would harm our business.

PATENTS, TRADEMARKS, LICENSES

     We do not depend upon any patents or trademarks to conduct our business; nor do we hold any such patents or trademarks. We are required to hold licenses with the Federal Communication Commission for the operation of its telecommunication services. We are also required to hold licenses in the states in which we provide intrastate long distance services. Currently, we are licensed in every state (except Alaska) and the District of Columbia to provide intrastate services. Our federal and state telecommunication licenses are of indefinite length and will remain effective so long as we comply with all Federal and State regulations.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     We currently have no costs associated with compliance with environmental regulations and do not expect to incur such expenses in the foreseeable future.

NUMBER OF EMPLOYEES

     As of September 30, 2001, we employed approximately 85 people on a full time basis.

LEGAL PROCEEDINGS

     From time to time, we may be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of our business. We are not currently involved in any such litigation which we believe could have a materially adverse effect on our financial condition or results of operations.

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            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and our actual results could differ materially from those forward-looking statements. The following discussion regarding our financial statements should be read in conjunction with the financial statements and notes thereto.

GENERAL  OVERVIEW

     Our principal line of business is to provide long distance telephone and value-added services for small and medium-sized businesses and residential customers throughout the United States. Our strategy has been to build a subscriber base without committing capital or management resources to construct our own network and transmission facilities. This strategy has allowed us to add customers without being limited by capacity, geographic coverage, or configuration of any particular network that we might have developed.

     We also provide a number of Internet related services such as: the sale of electronic calling cards on our ecallingcards.com web site; Internet access via Dial-Up, and Internet Web Page Hosting services. Currently, our Internet related services are intended to be a value-added service to attract customers to our Telecommunication services as opposed to a significant revenue generating service.

     Our services are marketed nationwide through sales affiliates, independent sales agents and our own sales force.

     Our revenues consist of revenues from telecommunication and Internet related services. These revenues are generated when customers make long distance telephone calls from their business or residential telephones or by using our telephone calling cards. Proceeds from prepaid telephone calling cards are recorded as deferred revenues when the cash is received and recognized as revenue as the telephone service is utilized. The reserve for deferred revenues is carried on the balance sheet as an accrued liability. Internet related services are typically billed at a flat rate and are billed in advance. Revenues are recognized in the period earned.

     Cost of sales consists of telecommunications service costs and the costs of providing internet access. Telecommunications service costs are based on customers' long distance usage. We pay our carriers based on the type of call, time of call, duration of call, the terminating telephone number, and terms of our contract in effect at the time of the call. General and administrative expenses consist of the cost of customer acquisition (including costs paid for third-party verification), customer service, billing, cost of information systems and personnel required to support our operations and growth.

RESULTS  OF  OPERATIONS  OF  THE  COMPANY

Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2000

     REVENUES - Revenues increased by $1,608,229 or 58.1% from $2,769,954 in the three months ended September 30, 2000 to $4,378,183 in the three months ended September 30, 2001. The increase was due primarily to the increase in telecommunications revenues of $1,533,077 and internet revenues of $75,152. The backbone of GTC's overall market and development strategy involves the pursuit and establishment of strategic affiliations and alliances with major telecommunication and Internet service companies through partnerships and co-branding. We had 67 and 34 affiliates as of September 30, 2001 and 2000, respectively. In addition, as of September 30, 2001, we had 125,297 telecommunication customers, with usage of long distance services of approximately 66,229,000 minutes for the three months ended September 30, 2001 as compared with 79,708 customers and approximately 44,788,000 minutes for the three months ended September 30, 2000.

     COST OF SALES - Cost of sales increased by $806,465 or 46.2% from $1,746,139 in the three months ended September 30, 2000 to $2,552,604 in the three months ended September 30, 2001. The increase was primarily due to the increase in carrier costs associated with increased telecommunications service revenues partially offset by decreased costs associated with local access of $748,630 for the three months ended September 30, 2001. In addition, the costs associated with our Internet services increased $57,835 for the three months ended September 30, 2001. As a percentage of revenue, cost of sales was 58.3% and 63.0% resulting in a gross margin of 41.7% and 37.0% for the three months ended September 30, 2001 and 2000, respectively.

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     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative ("S,G&A") expenses increased by $171,494 or 8.5% from $2,020,725 in the three months ended September 30, 2000 to $2,192,219 in the three months ended September 30, 2001. For the three months ended September 30, 2000, we began to realize a significant increase in sales from our telecommunications customers, thereby resulting in significantly increased S,G&A expenses primarily from our customer service operations and internet support costs. S,G&A expenses for the three months ended September 30, 2001 were comprised primarily of $1,108,768 in salaries and related taxes paid to employees; billing related costs of $324,975; rent of $81,400; bad debt of $148,806; depreciation and amortization expense of $61,478; amortization of previously issued options to employees valued at $33,075; and $433,717 of other operating expenses, primarily sales commissions, costs of third party verification for newly acquired customers, internet support costs and audit and legal costs. S,G&A expenses for the three months ended September 30, 2000 were comprised primarily of $849,680 in salaries and related taxes paid to employees; billing related costs of $216,967; advertising expense of $108,803; rent of $83,909; bad debt of $76,862; depreciation and amortization expense of $53,860; options valued at approximately $33,076 issued to our employees; and $597,568 of other operating expenses, primarily consulting services, costs of third party verification for newly acquired customers, internet support costs and audit and legal costs.

     INTEREST EXPENSE - Net interest expense increased by $27,747 from $93,237 for the three months ended September 30, 2001 to $120,984 for the three months ended September 30, 2001. The increase was primarily due to interest owed on outstanding balances due to WorldCom.

As a result, net loss was $496,305, or $0.02 loss per share, and $1,094,386, or $0.05 loss per share, for the three months ended September 30, 2001 and 2000, respectively.

     ASSETS AND LIABILITIES - Assets increased by $555,555 from $2,178,045 as of June 30, 2001 to $2,733,600 as of September 30, 2001. The increase was due primarily to increases in accounts receivable of $144,406, cash of $284,913, prepaid expenses made on our registration statement of $58,575, and other assets of $67,661, associated with the increase in customer usage. Liabilities increased by $1,011,535 from $7,458,312 as of June 30, 2001 to $8,469,847 as of
September 30, 2001. The increase was due primarily to increases in accounts payable and accrued expenses of $1,038,257 (net of the conversion of $4,861,604 of previously recorded accounts payable into a short-term note payable), payroll and payroll related liabilities of $17,521, and decreases in obligations under capital lease of $42,764 due to principal payments, and deferred income of $1,479, associated with the increase in telecommunications service costs, internet service provider access fees and customer service operations as a result of the increase in customers.

     STOCKHOLDERS' DEFICIT - Stockholders' deficit increased by $(455,980) from $(5,280,267) as of June 30, 2001 to $(5,736,247) as of September 30, 2001. The
increase was attributable to the net loss of $496,305 in the three months ended September 30, 2001, offset primarily by the amortization of compensation expense related to previously issued options to employees in the amount of $33,075, and the fair market value of stock issued for services of $7,250.

Fiscal  Year  Ended  June  30,  2001 Compared to Fiscal Year Ended June 30, 2000

     REVENUES - Revenues increased by $9,268,457 or 197.4% from $4,696,087 for the year ended June 30, 2000 to $13,964,544 for the year ended June 30, 2001. The increase was due primarily to the increase in telecommunications revenues of $9,212,241 and in Internet revenues of $56,216. The backbone of our overall market and development strategy involves the pursuit and establishment of strategic affiliations and alliances with major telecommunication and Internet service companies through partnerships and co-branding. We had 86 and 37 affiliates as of June 30, 2001 and 2000, respectively. In addition, as of June 30, 2001, we had approximately 116,824 telecommunication customers, with usage of long distance services of approximately 218,540,000 minutes for the year ended June 30, 2001 as compared with approximately 65,555 telecommunication customers, with usage of long distance services of approximately 74,033,000 minutes for the year ended June 30, 2000.

     COST OF SALES - Cost of sales increased by $3,933,195 or 97.5% from $4,032,587 for the year ended June 30, 2000 to $7,965,782 for the year ended June 30, 2001. The increase was primarily due to the increase in carrier costs associated with increased telecommunications service revenues, partially offset by decreased costs associated with the local access of $4,132,950 for the year ended June 30, 2001. In addition, the costs associated with our Internet services decreased $199,755 for the year ended June 30, 2001. In an effort to reduce the monthly minimum usage fees of internet service provider access, we entered into a one year agreement with a company which directly ties these fees to the internet subscriber base. As a percentage of revenue, cost of sales was 57.0% and 85.9% resulting in a gross margin of 43.0% and 14.1% for the years ended June 30, 2001 and 2000, respectively

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative ("S,G&A") expenses increased by $620,854 or 8.1% from $7,696,832 for the year ended June 30, 2000 to $8,317,686 for the year ended June 30, 2001. For the year ended June 30, 2001, we began to realize a significant increase in sales from our telecommunications customers, thereby resulting in significantly increased S,G&A expenses primarily from our customer service operations and Internet support costs.

     In addition, non-cash items were approximately $(123,000) and approximately $2,290,000 for the years ended June 30, 2001 and 2000, respectively, and cash items increased by approximately $3,034,000 or 56.1% from approximately $5,407,000 for the year ended June 30, 2000 to approximately $8,441,000 for the year ended June 30, 2001. S,G&A expenses for the year ended June 30, 2001 were comprised primarily of $3,704,792 in salaries and related taxes paid to employees; a one-time settlement credit of $357,800 from the cancellation of a consulting agreement; billing related costs of $1,237,465; advertising expense of $171,108; rent of $314,172; bad debt of $312,201; sales commissions of $350,364; depreciation and amortization expense of $220,390; options valued at approximately $140,100 issued to our employees; warrants valued at approximately $40,333 issued to an outside consultant; and $2,184,561 of other operating expenses, primarily investor relations, internal telephone usage, consulting services, costs of third party verification for newly acquired customers, internet support costs and audit and legal costs.

     S,G&A expenses for the year ended June 30, 2000 were comprised primarily of shares valued at approximately $250,000 issued to a vendor for deferment of rent; options valued at approximately $121,790 issued to our employees and directors; stock and options valued at $1,918,774 issued in exchange for services; approximately $2,388,276 in salaries and related taxes paid to employees; advertising expenses of $1,004,103; Internet support costs of $667,913; bad debts of $475,241; the costs of third party verification for newly acquired customers of $260,247; depreciation and amortization expense of $173,946; and $436,542 of other operating expenses, primarily investor relations, legal, consulting, audit services, and LEC fees.

     INTEREST EXPENSE - Net interest expense increased by $362,460 from $142,441 for the year ended June 30, 2000 to $504,901 for the year ended June 30, 2001. The increase was primarily due to interest owed on outstanding balances due to WorldCom.

     As a result, net loss was $2,832,258, or $0.14 loss per share, and $7,180,991, or $0.42 loss per share, for the years ended June 30, 2001 and 2000, respectively.

     ASSETS AND LIABILITIES - Assets increased by $665,392 from $1,512,653 as of June 30, 2000 to $2,178,045 as of June 30, 2001. The increase was due to increases in accounts receivables of $882,421 (due to the increase in customer usage), notes receivable of $77,500, net of decreases in property and equipment and other assets of $283,071 and cash of $11,458. Liabilities increased by $3,470,742 from $3,987,570 as of June 30, 2000 to $7,458,312 as of June 30,
2001. The increase was due to increases in accounts payable and accrued expenses of $3,062,738, primarily for amounts owed to WorldCom (associated with the increase in customer usage), and accrued payroll and payroll related liabilities of $770,015 (primarily for amounts associated with past due payroll taxes), offset primarily by the decrease in capitalized lease obligations of $91,139, the conversion of notes payable into common stock of $125,000, the decrease in notes payable of $73,500, and decreases in other liabilities of $72,372.

     STOCKHOLDERS' DEFICIT - Stockholders' deficit increased by $(2,805,350) from $(2,474,917) as of June 30, 2000 to ($5,280,267) as of June 30, 2001. The
increase was attributable to the current year net loss of $2,832,258, a one-time settlement credit of $357,800 from the cancellation of a contract payable in stock and options previously granted to an outside consultant, offset by the issuance of restricted common stock for conversion of notes payable of $125,000; the fair market value of options granted to employees for compensation of $140,100; the fair market value of options and warrants granted to outside consultants of $40,333, the fair market value of warrants granted in connection with notes payable of $13,500, and the fair market value of stock issued to consultants of $54,730 and note receivable officer of $11,045.

Liquidity  and  Capital  Resources

     GENERAL - Overall, we had positive cash flows of $284,913 in the three months ended September 30, 2001 resulting from $484,347 of cash provided by our operating activities, offset by $98,095 of cash used in investing activities and $101,339 of cash used in financing activities.

     CASH FLOWS FROM OPERATING ACTIVITIES - Net cash provided by operating activities of $484,347 in the three months ended September 30, 2001 was primarily due to a net loss of $496,305, offset partially by changes in operating assets and liabilities, principally accounts payable and accrued expenses of $1,038,257, and accrued payroll and related taxes of $17,521, offset partially by accounts receivable and other current assets of $325,450, and deferred income of $1,479; the fair market value of stock issued for services of $7,250; the amortization of previously issued options vesting to employees in the current period of $33,075; depreciation and amortization expense of $61,478; and the increase in allowance for doubtful receivables of $150,000.

     CASH FLOWS FROM INVESTING ACTIVITIES - Net cash used in investing activities of $98,095 in the three months ended September 30, 2001 funded purchases of property and equipment of $98,095.

     CASH FLOWS FROM FINANCING ACTIVITIES - Net cash used in financing activities of $101,339 in the three months ended September 30, 2001 was primarily due to prepayment of registration statement costs of $58,575 and principal payments under capital lease of $42,764.

     FINANCING - We believe that our funds from operations will be sufficient to fund our daily operations beginning in December 2001. However, our funds from operations will not be sufficient to fund repayment of our long term debts and contingent liabilities (see below). Therefore, we will be required to seek additional funds either through debt or equity financing to finance these debts and contingencies. Our inability to raise additional funds, may harm our long term operational viability.

     EQUITY FINANCING - Effective September 19, 2001, we entered into a common stock purchase agreement ("Agreement") with Bluefire Capital, Inc. ("Bluefire"). The Agreement entitles us to issue and sell common stock to Bluefire in the form of draws for up to an aggregate of $20,000,000, as defined in the agreement, from time to time during a three year period beginning on the date of the filing of an effective registration statement. We are filing this registration statement to register the shares subject to the common stock purchase agreement. As of September 30, 2001, we incurred fees to date in the amount of $58,575 related to the registration statement, under prepaid expenses in the accompanying consolidated balance sheet.

     LONG-TERM DEBT - On October 19, 2001, we converted $4,861,604 of a total payable balance due of $6,173,612 to WorldCom into a short-term note payable. The note bears interest at 12%, unless we are unable to make the monthly payments as required, at which time the interest rate increases to 18%. The note provides for interest only payments of approximately $48,000 for the first three months, commencing October 15, 2001. Monthly principal and interest payments increase to $100,000 beginning January 15, 2002, with a balloon payment of $4,480,475 due on September 15,2002. The note is secured by substantially all of our assets. The note also provides that if we make all scheduled payments, WorldCom may renegotiate the repayment of remaining balance into promissory note with terms similar to existing note.

     CONTINGENT LIABILITIES - On April 30, 1999, we entered into an agreement with Williams Communications, a unit of Williams of Tulsa, Oklahoma ("Williams"), in which Williams was to design, install and maintain a high speed, nationwide VoIP network for us. Subsequently, due to Williams's inability to deliver the VoIP network as contracted and as a result of an amendment to the WorldCom contract, we determined to discontinue our agreement with Williams. As a result of our discontinuation of the contract with Williams, we may be subject to accrued costs of $600,110. We are in negotiations with Williams to modify or eliminate these charges. However, we cannot know if such negotiations will result in a favorable outcome. No amounts have been recorded related to the discontinuation of the contract as of September 30, 2001.

     We have recorded an accrual for past due payroll taxes as of September 30, 2001 due to the under-reporting of our payroll tax liability. As a result, we have accrued approximately $1,225,000, including approximately $309,000 of penalties and interest, under accrued payroll and related taxes in the accompanying balance sheet at September 30, 2001. We expect this matter to be settled and the related accrual paid by December 2002.

Capital  Expenditures

     We expect to purchase approximately $200,000 of additional equipment in connection with the expansion of our business. Because we presently do not have the capital for such expenditures, we will have to raise these funds.

SUBSIDIARIES

     We have formed four wholly owned subsidiaries that offer different products and services. They are managed separately because each business requires different technology and/or marketing strategies.

     The four subsidiaries are: CallingPlanet.com, Inc., ecallingcards.com, Inc., U.S. Main Corporation, and GTC Wireless, Inc.

     CallingPlanet.com, Inc. offers international calling using a PC to phone connection. ecallingcards.com, Inc. offers prepaid calling cards purchased over the internet, U.S. Main Corporation offers private label telecommunications and Internet related needs and GTC Wireless, Inc. plans to offer wireless telecommunication services.

GOING  CONCERN

     Our independent certified public accountants have stated in their report included in our annual report on Form 10-KSB, that we have incurred operating losses in the last two years, have a working capital deficit and a significant stockholders' deficit. These conditions raise substantial doubt about our ability to continue as a going concern.

INFLATION

     Our management believes that inflation has not had a material effect on our results of operations.

                              MANAGEMENTMANAGEMENT
Information concerning our current executive officers and directors is set forth in the following table:

Name                    Age    Position(s)
--------------------------------------------------------------------------------

Paul  Sandhu            40     Chief Executive Officer and Chairman of the Board

Eric  Clemons           30     Director,  President, Secretary and Treasurer

Gerald  DeCiccio        44     Director  and  Chief  Financial  Officer

Mark  Fleming           43     Chief  Operating  Officer

John  M.  Eger          61     Director

Clay  T.  Whitehead     62     Director


     PAUL SANDHU is currently our Chief Executive Officer. Mr. Sandhu was with our predecessor GenTel, since our inception. Mr. Sandhu has over ten (10) years experience with start-up and emerging growth companies. Mr. Sandhu was Co-Founder, President and Co-Owner of Maximum Security ("Maximum"), a Security and surveillance company he started in 1992. While at Maximum, Mr. Sandhu actively managed a staff of over 200 employees. In 1997 Mr. Sandhu sold the business to his partner. Mr. Sandhu graduated from the University of Punjab in India with a degree in Engineering.

     ERIC CLEMONS is currently our President. Mr. Clemons was with our predecessor GenTel, since our inception. Mr. Clemons has over eight (8) years experience with sales and marketing organizations. Prior joining GTC in March 1997, Mr. Clemons was Vice President of Marketing for Intelligent Electronic Communications managing a staff of 50 employees. Between 1989 and 1994, Mr. Clemons was a licensed NASD broker. As a broker, Mr. Clemons was subject to three claims related to such engagement and subsequently an administrative action by the NASD related to his work as a licensed broker. Mr. Clemons was found liable for an award of $4,000 on one of the actions and subsequently in April 1997, was fined $65,000 and barred from association with any NASD member with the ability for re-application following a period of two years.

     GERALD DECICCIO joined us in January 1999 as Chief Financial Officer. Mr. DeCiccio has over twenty years experience in the financial and accounting field. Prior to joining us, Mr. DeCiccio was the Vice President of Finance and Administration for National Telephone & Communications, Inc., ("NT&C") a $150 million inter-exchange carrier and provider of communications products and services. While at NT&C, Mr. DeCiccio managed NT&C's finance, accounting, human resources and legal departments. Between 1995 and 1997, Mr. DeCiccio was the Corporate Controller for Newport Corporation, a $140 million multi-national manufacturer / distributor of laser and optics products. Prior to that, Mr. DeCiccio was the Director of Audit and Quality Systems for Sunrise Medical, Inc., a $750 million multi-national manufacturer / distributor of health care products. From 1980 to 1984, Mr. DeCiccio was a Supervising Senior Accountant for Ernst and Young. Mr. DeCiccio received his Bachelor of Science in Accounting from Loma Linda University, and his Masters of Science in Finance and Systems Technology from the University of Southern California. Mr. DeCiccio is a Certified Public Accountant in the State of California.

     MARK FLEMING joined us in October 1998 and is currently our Chief Operating Officer. Mr. Fleming has eighteen years of business strategy, planning, and analysis experience within the competitive consumer products / services industries. For the past seven years, Mr. Fleming worked in the telecommunications industry, holding several finance and marketing management positions at MCI. Some of the key business / operational issues that Mr. Fleming managed while at MCI included pricing strategy, market positioning, new product development, sales channel and customer service performance reviews, capital investment decisions and overall business planning / analysis for Residential Markets and Local Services divisions. Mr. Fleming received his Bachelor of Arts degree in Business Administration from Principia College in 1980, and attained his Masters in Business Administration, with honors from the University of Southern California in 1986.

     JOHN M. EGER is a telecommunication lawyer and former counsel to the international law firm Morrison and Forester and is currently the holder of the prestigious Lionel Van Deerlin Endowed Chair of Communications and Public Policy at San Diego State University. He is also the President and CEO of the World Foundation for Smart Communities, a non-profit, non-governmental educational program dedicated to helping communities understand the importance of information technology as a catalyst for transforming life and work in the 21st Century. Professor Eger formerly headed CBS Broadcast International, which he established, and was Senior Vice President of the CBS Broadcast Group. From 1971 through 1973, Professor Eger was legal assistant to the chairman of the Federal Communications Commission, and from 1974 through 1976 served as Telecommunications Advisor to Presidents Nixon and Ford and was also the Head of the White House Office of Telecommunications Policy (OTP). Earlier in his career, Professor Eger served as a data communications specialist and design director of information systems for the Bell System. From 1976 through 1981, he was a Washington, DC based telecommunications attorney. Until recently, Professor Eger served as Chairman of the Board of the San Diego Processing Corporation, Chairman of San Diego Mayor Susan Golding's City of the Future Advisory Committee and Chairman of Governor Pete Wilson's California Commission on Information Technology.

     CLAY T. WHITEHEAD is currently President of Clay Whitehead Associates, a strategic consulting and business development company which concentrates on the telecommunications and media industries. Clay Whitehead Associates primarily works with large companies to develop business projects in the areas of telecommunications and television. Mr. Whitehead has participated in the formation, strategy development, regulatory posture, and financing of a number of telecommunications businesses in the United States and internationally. Mr. Whitehead has also served as a special assistant to President Nixon, with policy responsibility for NASA, the Atomic Energy Commission, and the National Science Foundation. From 1971 to 1974, he was director of the U.S. Office of Telecommunications Policy. From 1979 to 1983, Mr. Whitehead founded and was president of Hughes Communications, Inc., a subsidiary of Hughes Aircraft Company. Mr. Whitehead also currently serves on the board of directors for Prudential Funds.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

     Our articles of incorporation limit the liability of directors to the maximum extent permitted by Nevada law. This limitation of liability is subject to exceptions including intentional misconduct, obtaining an improper personal benefit and abdication or reckless disregard of director duties. Our articles of incorporation and bylaws provide that we may indemnify our directors, officer, employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.
We currently have an insurance policy for our officers and directors.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                  EXECUTIVE COMPENSATION

The following table shows certain compensation information for services rendered in all capacities for the fiscal years ended June 30, 2001, 2000 and 1999.
Other than as listed below, no executive officer's salary and bonus exceeded $100,000 in any of the listed years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                                                             SUMMARY COMPENSATION TABLE

                                          ANNUAL  COMPENSATION                          LONG  TERM  COMPENSATION
                                         ----------------------                         AWARDS           PAYOUTS
                                                                                    -------------------------------
                                                                OTHER        RESTRICTED  SECURITIES                 ALL
NAME AND                                                        ANNUAL         STOCK     UNDERLYING    LTIP        OTHER
PRINCIPAL                          SALARY        BONUS       COMPENSATION      AWARDS     OPTIONS     PAYOUTS   COMPESATION
POSITION               YEAR         ($)           ($)            ($)            ($)       SARS (#)      ($)         ($)
---------------------------------------------------------------------------------------------------------------------------
Paul Sandhu           2001
(CEO)                (6/30)     $  105,000        -0-           10,000(1)       -0-        132,500      -0-       13,000(2)

                      2000
                     (6/30)        126,000        -0-             -0-           -0-        217,500      -0-         -0-

                      1999
                     (6/30)         85,500        -0-             -0-           -0-          -0-        -0-         -0-

---------------------------------------------------------------------------------------------------------------------------
Eric Clemons          2001
(President)          (6/30)        145,667       13,680         10,000(1)       -0-        132,500      -0-      100,000(2)

                      2000
                     (6/30)        133,000        -0-             -0-           -0-        167,500      -0-         -0-

                      1999
                     (6/30)         90,836        -0-             -0-           -0-          -0-        -0-         -0-
---------------------------------------------------------------------------------------------------------------------------

Gerald DeCiccio       2001
(CFO)                (6/30)        138,000        -0-              -0-          -0-        177,500      -0-         -0-

                      2000
                     (6/30)        139,708        -0-              -0-          -0-         75,000      -0-         -0-

                      1999
                     (6/30)         54,102        -0-              -0-          -0-        150,000      -0-         -0-
---------------------------------------------------------------------------------------------------------------------------

Mark Fleming          2001
(COO)                (6/30)        124,583        -0-              -0-          -0-         50,000      -0-         -0-

                      2000
                     (6/30)        121,042        -0-              -0-          -0-         75,000      -0-         -0-

                      1999
                     (6/30)         62,083        -0-              -0-          -0-        100,000      -0-         -0-
---------------------------------------------------------------------------------------------------------------------------



(1)     Amounts  paid  for  directors  fees
(2)     Non-business  expenses  paid  on  behalf  of  the  officers



                                   OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                            (INDIVIDUAL GRANTS)


                  NUMBER OF SECURITIES      PERCENT OF TOTAL
                       UNDERLYING         OPTIONS/SAR'S GRANTED
                 OPTIONS/SAR'S GRANTED   TO EMPLOYEES IN FISCAL    EXERCISE OF BASE PRICE
NAME                      (#)                     YEAR                     ($/SH)           EXPIRATION DATE
                 ----------------------  -----------------------  ------------------------  ---------------
Paul Sandhu                    7,500(1)                      <1%  $                   0.01           1/2/04
                             125,000(2)                    15.8%  $                 0.6875          10/5/10
                 ----------------------  -----------------------  ------------------------  ---------------
Eric Clemons                   7,500(3)                      <1%  $                   0.01           1/2/04
                             125,000(2)                    15.8%  $                 0.6875          10/5/10
                 ----------------------  -----------------------  ------------------------  ---------------
Gerald DeCiccio              125,000(4)                    15.8%  $                   0.50          11/2/03
                               2,500(5)                      <1%  $                   0.01           1/2/04
                              50,000(2)                     6.3%  $                 0.6875          10/5/10
                 ----------------------  -----------------------  ------------------------  ---------------
Mark Fleming                  50,000(2)                     6.3%  $                 0.6875          10/5/10
                 ----------------------  -----------------------  ------------------------  ---------------

(1) Represents options issued on 1/2/01 pursuant to Mr. Sandhu's Director Compensation agreement.
(2) Represents options issued on 10/5/00 in accordance with the 1999 Stock Option Plan.
(3) Represents options issued on 1/2/01 pursuant to Mr. Clemon's Director Compensation agreement.
(4) Represents options issued on 11/2/00 pursuant to Mr. DeCiccio's Director Compensation agreement.
(5) Represents options issued on 1/2/01 pursuant to Mr. DeCiccio's Director Compensation agreement.




                                   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES


                                                                   NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN
                                                                   SECURITIES UNDERLYING       THE-MONEY OPTION/SARS
                   SHARES ACQUIRED ON             VALUE            OPTIONS/SARS AT FY-END (#)        AT FY-END ($)
NAME                  EXERCISE (#)             REALIZED ($)        EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
                 ----------------------  ------------------------  --------------------------  --------------------------

Paul Sandhu                           0                       n/a            65,000 / 285,000                   7,250 / 0
Eric Clemons                          0                       n/a            55,000 / 245,000                   7,250 / 0
Gerald DeCiccio                       0                       n/a           225,834 / 151,666                     725 / 0
Mark Fleming                          0                       n/a            85,000 / 140,000                   2,900 / 0

Executive Employment Agreements

     We currently have employment agreements with each of the executives listed above. The employment agreements obligate us to pay a severance payment equal to 25% of the executive's salary if he is terminated without cause. Cause is defined in the agreements as either a willful act of dishonesty, conviction of a felony, or the failure or refusal of the executive to properly perform his duties.

Compensation of Directors

     For the fiscal years ended 1996, 1997 and 1998, and the six months ended December 31, 1998, our Directors received no compensation. Beginning with the third quarter of fiscal year 1999 through December 31, 2000, Directors received $1,500 and 2,500 options to purchase our common stock per quarter. Beginning January 1, 2001, the outside directors each receive $4,000 per quarter, $1,000 per major committee meeting as contemplated in the respective committee charter, $1,000 each for the Chairman of the Audit and Compensation committees per year of service, 2,500 options per quarter priced at fair market value on the date of grant, and 2,500 options each per quarter priced at fair market value on the date of grant for the Chairman of the Audit and Compensation committees. The inside directors receive no compensation.

                        DESCRIPTION OF PROPERTY

     Currently, we lease a total of 10,624 square feet of office space for our headquarters and customer service operations in Costa Mesa, California at an aggregate monthly rental rate of $23,548.

     On May 21, 2001, we entered into a month-to-month addendum to our existing June 1, 1998 lease. This addendum incorporates all of our leased facilities totaling 8,621 square feet into one lease. The addendum automatically expires on May 31, 2002, unless previously terminated by us or by the lessor given seventy-five (75) days written notice. The monthly rental rate increased to $19,247 on June 1, 2001.

     On July 24, 2001, we entered into a thirty-six (36) month addendum to our existing June 1, 1998 lease. This addendum replaces 2,934 square feet of the May 21, 2001 addendum with 4,939 square feet for continued expansion of its customer service operations. The addendum automatically expires on July 31, 2004, unless previously terminated by us or by the lessor given seventy-five
(75) days written notice. The monthly rental rate applicable to this addendum increased to $10,859 on August 1, 2001.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth, as of September 30, 2001, certain information with respect to the equity securities owned of record or beneficially by:

-     each of our Officers and Directors;
- each person who owns beneficially more than 5% of each class of our equity securities; and
-     all Directors and Executive Officers as a group.

                                                             COMMON STOCK  PERCENT OF
TITLE OF CLASS          NAME AND ADDRESS OF BENEFICIAL OWNER OUTSTANDING  OUTSTANDING
----------------------- -----------------------------        ----------   ------------
                        Paul Sandhu(1)
                        3151 Airway Avenue, Suite P-3
Common Stock            Costa Mesa, CA 92626.                3,997,215      19.60%
----------------------- -----------------------------        ----------   ------------

                        Eric Clemons(2)
                        3151 Airway Avenue, Suite P-3
Common Stock            Costa Mesa, CA 92626.                  750,522       3.68%
----------------------- -----------------------------        ----------   ------------
                        Mark Fleming(3)
                        3151 Airway Avenue, Suite P-3
Common Stock            Costa Mesa, CA 92626.                  135,000       0.66%
----------------------- -----------------------------        ----------   ------------
                        Gerald A. DeCiccio(4)
                        3151 Airway Avenue, Suite P-3
Common Stock            Costa Mesa, CA 92626.                  307,500       1.51%
----------------------- -----------------------------        ----------   ------------
                        John M. Eger(5)
                        3151 Airway Avenue, Suite P-3
Common Stock            Costa Mesa, CA 92626.                  568,500       2.79%
----------------------- -----------------------------        ----------   ------------
                        Clay T. Whitehead(6)
                        3151 Airway Avenue, Suite P-3
Common Stock            Costa Mesa, CA 92626.                  566,816       2.78%
----------------------- -----------------------------        ----------   ------------
                        Reet Trust(7)
                        21520 Yorba Linda,Suite 6227
Common Stock            Yorba Linda, CA 92887                2,000,000       9.81%
----------------------- -----------------------------        ----------   -------------

All Directors and
Officers as a
Group (6
Persons in total)                                            6,325,583       31.01%
----------------------- -----------------------------        ----------   -------------

____________________________

(1) Includes 120,000 options to acquire shares of common stock in accordance with Mr. Sandhu's director compensation agreement and our employee benefit plan. Does not include an aggregate of 230,000 unvested options to acquire shares of common stock granted in accordance with our employee benefit plan.

(2) Includes 100,000 options to acquire shares of common stock in accordance with Mr. Clemons' director compensation agreement and our employee benefit plan. Does not include an aggregate of 200,000 unvested options to acquire shares of common stock in accordance with our employee benefit plan.

(3) Includes an aggregate of 135,000 options to acquire shares of common stock in accordance with Mr. Fleming's employment agreement and our employee benefit plan. Does not include an aggregate of 90,000 unvested options to acquire shares of common stock in accordance with our employee benefit plan.

(4) Includes an aggregate of 287,500 options to acquire shares of common stock in accordance with Mr. DeCiccio's employment and director compensation agreements and our employee benefit plan. Does not include an aggregate of 90,000 unvested options to acquire shares of common stock in accordance with our employee benefit plan.

(5) Includes an aggregate of 568,500 options to acquire shares of common stock in accordance with Mr. Eger's director compensation agreement and our employee benefit plan. Does not include an aggregate of 40,000 unvested options to acquire shares of common stock in accordance with our benefit plan.

(6) Includes an aggregate of 55,000 options to acquire shares of common stock in accordance with Mr. Whitehead's director compensation agreement and our employee benefit plan. Does not include an aggregate of 40,000 unvested options to acquire shares of common stock in accordance with our benefit plan.

(7) The trustee of the Reet Trust is Teg Sandhu, father of Paul Sandhu. However, Paul Sandhu disclaims any beneficial ownership to the shares held by the Reet Trust.

We believe that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

             CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We borrow funds, from time to time, from our Chief Executive Officer for working capital purposes. To date, the borrowings total $73,500 and accrue interest at 10% and are due on demand. As of June 30, 2001, we repaid the principal balance. No interest was accrued or paid as of June 30, 2001 and 2000.

     On November 3, 2000, we granted options to purchase 125,000 shares of restricted common stock, at an exercise price of $0.50 per share (the fair market value of our common stock on the date of grant), to Gerald A. DeCiccio, one of our directors. The options are exercisable through November 2003. These shares were subsequently registered on Form S-8 with the Commission on November 16, 2001.
          During fiscal year 2000, Mr. Sandhu and Mr. Clemons canceled 619,848 and 154,962, respectively, shares of our common stock held by each of them. It was determined that these shares had not been previously cancelled in a timely manner. As a result, these cancellations are reflected as a reduction in the outstanding shares as of July 1, 1998.

          On October 20, 1999, we granted options to purchase 526,000 shares of restricted Common Stock, at an exercise price of $1.00 per share (the fair market value of our Common Stock on the day of grant), to John Eger, one of our directors. The options are exercisable through October 2002.

              MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The following table sets forth the high and low bid prices for shares of our common stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Our common stock was not listed on the NASDAQ Bulletin Board during 1997. On April 21, 1998, our common stock began listing on the NASDAQ Over-The-Counter Bulletin Board under the trading symbol BBRI. However, our common stock did not begin trading until after we acquired GenTel on August 31, 1998 wherein our trading symbol changed to GTCC.

               CALENDAR                   BID PRICES
     YEAR      PERIOD                 HIGH          LOW
     ---------------------------------------------------
     1998      First Quarter          n/a           n/a
               Second Quarter         n/a           n/a
               Third Quarter          4.75          4.50
               Fourth Quarter         4.41          3.33

     1999      First Quarter         11.125         3.25
               Second Quarter         8.625         3.56
               Third Quarter          4.9375        2.00
               Fourth Quarter         3.8125        1.75

     2000      First Quarter          3.75          1.71875
               Second Quarter         2.09375       0.7188
               Third Quarter          0.8438        0.50
               Fourth Quarter         0.9062        0.2188

     2001      First Quarter          0.4844        0.25
               Second Quarter         0.44          0.22
               Third Quarter          0.31          0.18

On September 30, 2001, the last sales price per share of our common stock, as reported by the NASDAQ Over-The-Counter Bulletin Board, was $0.22.

NUMBER OF SHAREHOLDERS

     The number of beneficial holders of record of our common stock as of the close of business on September 30, 2001 was approximately 209. Many of the shares of our common stock are held in "street name" and consequently reflect numerous additional beneficial owners.

DIVIDEND POLICY

     To date, we have declared no cash dividends on our common stock, and we do not expect to pay cash dividends in the next term. We intend to retain future earnings, if any, to provide funds for operation of our business.

                        DESCRIPTION OF SECURITIES

     Authorized Capital Stock. The authorized capital stock of our company currently consists of 50,000,000 shares of common stock, par value $0.001 and 20,000,000 shares of preferred stock, par value $0.001. As of September 30, 2001, we have 20,396,622 shares of common stock outstanding and no shares of preferred stock designated or outstanding.

Common Stock. Each share of common stock entitles the holder to one vote on each matter submitted to a vote of our shareholders, including the election of directors. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, shareholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors. Shareholders have no preemptive, conversion or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. In the event of liquidation, dissolution or winding up of our company, shareholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by the Nevada Revised Statutes, or the rules of any quotation system or national securities exchange on which stock of our company may be quoted or listed, to provide for the issuance of shares of preferred stock in one or more series; to establish from time to time the number of shares to be included in each such series; and to fix the rights, powers, preferences, and privileges of the shares of such series, without any further vote or action by the shareholders. Depending upon the terms of the preferred stock established by the Board of Directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND NEVADA LAW

     The following provisions of the Articles of Incorporation and Bylaws of our company could discourage potential acquisition proposals and could delay or prevent a change in control of our company. Such provisions may also have the effect of preventing changes in the management of our company, and preventing shareholders from receiving a premium on their common stock.
Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Blank Check Preferred Stock. The existence of authorized but unissued and unreserved shares of preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our company's management.

Nevada Business Combination Law. The State of Nevada has enacted legislation that may deter or frustrate takeovers of Nevada corporations. The Nevada Business Combination Law generally prohibits a Nevada corporation from engaging in a business combination with an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the outstanding voting stock of our company or any person affiliated with such person) for a period of three years following the date that such shareholder became an interested shareholder, unless the combination or the purchase of shares made by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the corporation before that date. A corporation may not engage in any combination with an interested shareholder of the corporation after the expiration of three years after his date of acquiring shares unless:

- The combination or the purchase of shares made by the interested shareholder is approved by the board of directors of the corporation before the date such interested shareholder acquired such shares;

- A combination is approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested shareholder proposing the combination, or any affiliate or associate of the interested shareholder proposing the combination, at a meeting called for that purpose no earlier than three years after the interested shareholder's date of acquiring shares; or

- The aggregate amount of cash and the market value, as of the date of consummation, of consideration other than cash to be received per share by all of the holders of outstanding common shares of the corporation not beneficially owned by the interested shareholder, satisfies the fair value requirements of
Section  78.441  of  Nevada  Revised  Statutes.

     Special Meetings of Shareholders. Special meetings of the shareholders of our company may be called by our Board of Directors or other persons authorized to do so under Nevada law. Under applicable Nevada law, shareholders do not have the right to call a special meeting of the shareholders. This may have the effect of discouraging potential acquisition proposals and could delay or prevent a change in control of our company by precluding a dissident shareholder from forcing a special meeting to consider removing the Board of Directors or otherwise.

Transfer Agent and Registrar. Transfer On-line is the transfer agent and registrar for our common stock. Its address is 227 SW Pine St., Suite 300, Portland, OR. 97204.

                                   EXPERTS

Our balance sheet as of June 30, 2001 and the related statements of operations, stockholders deficit and cash flows for the fiscal years ended June 30, 2001 and 2000 appearing in this prospectus have been audited by Corbin & Wertz, independent auditors, as stated in their report therein, and are included herein in reliance upon the report of such firm given their authority as experts in accounting and auditing. There have been no disagreements between Corbin & Wertz and Management since the date of their engagement.

                                LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by The Cutler Law Group, a Professional Law Corporation, Newport Beach, California. Mr. M. Richard Cutler, principal of the Cutler Law Group is the beneficial owner of 40,500 shares of Common Stock of the Company. Other employees of the Cutler Law Group hold an additional 400 shares of the Common Stock of the Company.

                           AVAILABLE INFORMATION

     For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other statement filed with the Securities and Exchange Commission or included as an exhibit, or otherwise, each such statement, being qualified by and subject to such reference in all respects.

Reports, registration statements, proxy and information statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference room maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Securities and Exchange Commission maintains a site on the World Wide Web (http://www.sec.gov) that contains reports, registration statements, proxy and information statements and other information. You may obtain information on the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

INDEX  TO  FINANCIAL  STATEMENTS                                       Page

Report  of  Independent  Auditors                      . . . . . . . . F-2

Consolidated balance sheets at June 30, 2001 and
  September 30, 2001 (Unaudited)                       . . . . . . . . F-3

Consolidated statements of operations for the years
  Ended June 30, 2001 and 2000 and for the three
  month period ended September 30, 2001 (unaudited)
  and 2000 (unaudited)                                 . . . . . . . . F-4

Consolidated statements of stockholders' deficit for
  the years ended June 30, 2001 and 2000               . . . . . . . . F-5

Consolidated statements of cash flows for the years
  Ended June 30, 2001 and 2000 and for the three
  month period ended September 30, 2001 (unaudited)
  and 2000 (unaudited)                                 . . . . . . . . F-7

Notes to consolidated financial statements             . . . . . . . . F-9

All other schedules are omitted as the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or notes thereto.

INDEPENDENT  AUDITORS'  REPORT

To the Board of Directors and Shareholders of GTC Telecom Corp.

We have audited the accompanying consolidated balance sheet of GTC Telecom Corp. (the "Company") and subsidiaries as of June 30, 2001 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GTC Telecom Corp. at June 30, 2001 and the consolidated results of their operations and their cash flows for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 1, the Company has incurred operating losses in the last two years, and has a working capital deficit of $5,522,587, liabilities from the underpayment of payroll taxes and contingent liabilities from cancelled contracts, and a stockholders' deficit of $5,280,267 at June 30, 2001. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.



                                              /s/  CORBIN  &  WERTZ



Irvine,  California
July  27,  2001




                            GTC TELECOM CORP. AND SUBSIDIARIES
                               CONSOLIDATED BALANCE SHEETS


                                                              SEPTEMBER 30,     JUNE 30,
ASSETS                                                            2001           2001
                                                              (UNAUDITED)

Cash                                                         $    504,791   $    219,878
Accounts receivable, net of allowance for doubtful accounts
 of $360,000 and $210,000, respectively                         1,659,378      1,514,972
Deposits                                                           89,426         77,426
Related party note receivable                                     100,000        100,000
Prepaid expenses                                                  101,068         23,449
                                                             -------------  -------------
 Total current assets                                           2,454,663      1,935,725

Property and equipment, net of accumulated depreciation
 of $432,878 and $377,523, respectively                           265,326        222,584

Other assets                                                       13,611         19,736
                                                             -------------  -------------

   Total assets                                              $  2,733,600   $  2,178,045
                                                             =============  =============

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable and accrued expenses                       $  1,851,726   $  5,675,073
 Accrued payroll and related taxes                              1,661,749      1,644,228
 Note payable                                                   4,861,604              -
 Obligation under capital lease                                    45,360         88,124
 Deferred income                                                   49,408         50,887
                                                             -------------  -------------
   Total current liabilities                                    8,469,847      7,458,312
                                                             -------------  -------------

Commitments and contingencies

Stockholders' deficit:
  Preferred stock, $0.001 par value; 10,000,000 shares
    authorized; none issued and outstanding                             -              -
  Common stock, $0.001 par value; 50,000,000 shares
    authorized; 20,396,622 and 20,371,622 shares
    issued and outstanding, respectively                           20,397         20,372
  Additional paid-in-capital                                    8,707,779      8,667,479
  Note receivable officer                                         (60,306)       (60,306)
  Accumulated deficit                                         (14,404,117)   (13,907,812)
                                                             -------------  -------------
    Total stockholders' deficit                                (5,736,247)    (5,280,267)
                                                             -------------  -------------

    Total liabilities and stockholders' deficit              $  2,733,600   $  2,178,045
                                                             =============  =============

             See independent auditors report and accompanying notes
                      to consolidated financial statements.




                       GTC TELECOM CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                           Three Months Ended
                                              September  30,          Year  Ended  June  30,
                                        ------------  ------------  ------------  ------------
                                           2001          2000          2001          2000
                                        ------------  ------------  ------------  ------------
                                         (unaudited)  (unaudited)
Revenues:
  Telecommunications                    $ 4,293,419   $ 2,760,342   $13,867,163   $ 4,654,922
  Internet services                          84,764         9,612        97,381        41,165
                                        ------------  ------------  ------------  ------------
    Total revenues                        4,378,183     2,769,954    13,964,544     4,696,087
                                        ------------  ------------  ------------  ------------

Cost of sales:
  Telecommunications                      2,488,242     1,739,612     7,888,648     3,755,698
  Internet services                          64,362         6,527        77,134       276,889
                                        ------------  ------------  ------------  ------------
    Total cost of sales                   2,552,604     1,746,139     7,965,782     4,032,587
                                        ------------  ------------  ------------  ------------

Gross profit                              1,825,579     1,023,815     5,998,762       663,500

Selling, general and administrative
  expenses                                2,192,219     2,020,725     8,317,686     7,696,832
                                        ------------  ------------  ------------  ------------

Operating loss                             (366,640)     (996,910)   (2,318,924)   (7,033,332)

Interest expense, net                      (120,984)      (93,237)     (504,901)     (142,441)
                                        ------------  ------------  ------------  ------------

Loss before provision for income taxes     (487,624)   (1,090,147)   (2,823,825)   (7,175,773)

Provision for income taxes                    8,681         4,239         8,433         5,218
                                        ------------  ------------  ------------  ------------

Net loss                                $  (496,305)  $(1,094,386)  $(2,832,258)  $(7,180,991)
                                        ============  ============  ============  ============

Net loss available to common
  shareholders per common
  share                                 $     (0.02)  $     (0.05)  $     (0.14)  $     (0.42)
                                        ============  ============  ============  ============

Basic and diluted weighted average
  common shares outstanding              20,377,057    19,967,544    20,031,313    17,105,139
                                        ============  ============  ============  ============


             See independent auditors report and accompanying notes
                      to consolidated financial statements.


                       GTC TELECOM CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                  FOR THE TWO-YEAR PERIOD ENDED JUNE 30, 2001

                                                      Additional    Note                       Total
                                     Common Stock      Paid-in   Receivable  Accumulated   Stockholders'
                                  Shares     Amount    Capital    Officer      Deficit        Deficit
                                ----------  -------  ----------  ---------  -------------  ------------
BALANCE AT JUNE 30, 1999        15,286,824  $15,287  $3,452,282  $     --   $ (3,894,563)  $  (426,994)

Issuance of common stock
 pursuant to private
 placements, net of offering
 costs of $288,395               2,825,000    2,825   2,533,780        --             --     2,536,605
Sale of common stock for
 cash                              250,000      250     249,750        --             --       250,000
Estimated fair market value of
 stock issued for services
 rendered                        1,175,720    1,176   2,009,798        --             --     2,010,974
Estimated fair market value of
 options granted to
 consultants for services
 rendered                               --       --     157,800        --             --       157,800
Estimated fair market value of
 options granted to directors
 and employees for
 compensation                           --       --     121,790        --             --       121,790
Cashless exercise of stock
 options                           375,000      375      71,875        --             --        72,250
Issuance of restricted
 common stock for
 conversion of note payable         55,000       55      54,945        --             --        55,000
Advances to officer, net                --       --          --   (71,351)            --       (71,351)
Net loss                                --       --          --        --     (7,180,991)   (7,180,991)
                                ----------  -------  ----------  ---------  -------------  ------------
BALANCE AT JUNE 30, 2000        19,967,544   19,968   8,652,020   (71,351)   (11,075,554)   (2,474,917)
                                ----------  -------  ----------  ---------  -------------  ------------

             See independent auditors report and accompanying notes
                      to consolidated financial statements.



                       GTC TELECOM CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                  FOR THE TWO-YEAR PERIOD ENDED JUNE 30, 2001

                                                        Additional   Note                        Total
                                      Common Stock       Paid-in   Receivable  Accumulated   Stockholders'
                                   Shares     Amount     Capital    Officer      Deficit        Deficit
                                 ----------   -------   ----------  ---------  -------------  ------------
Estimated fair market value of
 stock issued for services
 rendered                           150,000       150       54,580         --             --        54,730
Estimated fair market value of
 options granted to consultants
 for services rendered                   --        --       53,833         --             --        53,833
Estimated fair market value of
 options granted to directors
 and employees for
 compensation                            --        --      140,100         --             --       140,100
Cancellation of previously
 issued stock and options           (56,637)      (57)    (357,743)        --             --      (357,800)
Issuance of restricted common
 stock for conversion of notes
 payable                            310,715       311      124,689         --             --       125,000
Advances to officer, net                 --        --           --     11,045             --        11,045
Net loss                                 --        --           --         --     (2,832,258)   (2,832,258)

BALANCE AT JUNE 30, 2001         20,371,622   $20,372   $8,667,479   $(60,306)  $(13,907,812)  $(5,280,267)



             See independent auditors report and accompanying notes
                      to consolidated financial statements.




                       GTC TELECOM CORP. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                 Three Months Ended
                                                    September  30,          Year  Ended  June  30,
                                              -------------------------  --------------------------
                                                  2001          2000          2001          2000
                                              -----------  ------------  -----------   ------------
                                              (unaudited)   (unaudited)
Cash Flows From Operating Activities:
Net loss                                      $ (496,305)  $(1,094,386)  $(2,832,258)  $(7,180,991)
Adjustments to reconcile net loss to
  net  cash provided by/(used in)
  operating activities:
    Estimated fair market value of options
      granted to directors and employees
      for compensation                            33,075        33,076       140,100       121,790
    Estimated fair market value of warrants
      granted in connection with notes
      payable                                          -        13,500        13,500             -
    Estimated fair market value of options
      and warrants granted to consultants
      for services rendered                            -             -        40,333       157,800
    Estimated fair market value of stock
      issued for services                          7,250             -        54,730     2,010,974
    Cancellation of previously issued
      stock and options                                -             -      (357,800)            -
    Increase in allowance for doubtful
      accounts                                   150,000        10,182       197,068        13,450
    Interest accrued on debt converted                 -             -             -         5,000
    Reduction of note receivable for
      services rendered                                -        22,500        22,500             -
    Depreciation and amortization                 61,478        53,860       220,390       173,946
    Changes in operating assets and
      liabilities:
       Accounts receivable and other
        current assets                          (325,450)     (448,422)   (1,072,263)     (779,958)
       Accounts payable and accrued
        expenses                               1,038,257       859,918     3,062,738     2,014,343
       Accounts payroll and related taxes         17,521       268,899       770,015       778,955
       Deferred income                            (1,479)        6,742       (60,582)       98,987
                                              -----------  ------------  ------------  ------------

Net cash provided by/(used in) operating
  activities                                     484,347      (274,131)      198,471    (2,585,704)
                                              -----------  ------------  ------------  ------------

Cash Flows From Investing Activities:
Purchases of property and equipment              (98,095)      (13,896)      (46,109)     (156,686)
Loan to related party under note receivable            -       (50,000)     (100,000)      (22,500)
Advances to officer, net                               -       (71,465)       11,045       (71,351)
Deposits                                               -             -       101,564       150,000
                                              -----------  ------------  ------------  ------------

Net cash used in investing activities            (98,095)     (135,361)      (33,500)     (100,537)
                                              -----------  ------------  ------------  ------------



             See independent auditors report and accompanying notes
                      to consolidated financial statements.



                             GTC TELECOM CORP. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (CONTINUED)


                                              Three Months Ended
                                                September  30,        Year  Ended  June  30,
                                          ------------------------  --------------------------
                                              2001          2000       2001          2000
                                          -----------  -----------  -----------  ------------
                                          (unaudited)  (unaudited)
Cash Flows From Financing Activities:
Principal borrowings on notes payable to
  stockholders                                      -     200,000     225,000       48,500
Principal repayments on notes payable to
  stockholders                                      -           -    (273,500)           -
Prepayment of registration statement costs    (58,575)          -           -            -
Principal borrowings on notes payable               -           -           -      310,000
Principal repayments on notes payable               -     (21,244)    (36,790)    (213,396)
Proceeds from sale of stock, net offering
  costs of $288,395                                 -           -           -    2,786,605
Principal repayments under capital lease
  obligations                                 (42,764)          -     (91,139)     (14,632)
                                            ----------  ----------  ----------  -----------

Net cash provided by/(used in) financing
  activities                                 (101,339)    178,756    (176,429)   2,917,077
                                            ----------  ----------  ----------  -----------

Net increase/(decrease) in cash               284,913    (230,736)    (11,458)     230,836

Cash at beginning of period                   219,878     231,336     231,336          500
                                            ----------  ----------  ----------  -----------

Cash at end of period                       $ 504,791   $     600   $ 219,878   $  231,336
                                            ==========  ==========  ==========  ===========

Supplemental disclosures of cash flow
  information:
   Cash paid during the period for:
     Interest                               $   9,324   $  79,737   $  69,772   $  127,621
                                            ==========  ==========  ==========  ===========
     Income taxes                           $   8,681   $   4,239   $   8,433   $    5,218
                                            ==========  ==========  ==========  ===========



Supplemental  disclosure  of  non-cash  investing  and  financing  activities:

During the year ended June 30, 2001, the Company issued 285,715 shares of restricted common stock pursuant to the conversion of a note payable with a principal amount of $100,000.

During the year ended June 30, 2001, the Company issued 25,000 shares of restricted common stock pursuant to the conversion of a note payable with a principal amount of $25,000.

During the year ended June 30, 2000, the Company issued 55,000 shares of restricted common stock pursuant to the conversion of a note payable with a principal amount of $50,000 and accrued interest of $5,000.

During the year ended June 30, 2000, the Company converted $90,189 of accounts payable into a promissory note (see Note 6).

During the year ended June 30, 2000, certain employees exercised options to purchase 375,000 shares of the Company's common stock in lieu of salary of $72,250.

             See independent auditors report and accompanying notes
                      to consolidated financial statements.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE  1  ORGANIZATION  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

ORGANIZATION AND OPERATIONS - GTC Telecom Corp. and subsidiaries (the "Company" or "GTC") provide various telecommunication services, including long distance telephone and calling card services as well as various Internet related services including Internet service provider access and web page hosting. GTC Telecom Corp. was organized as a Nevada Corporation on May 17, 1994 and is currently based in Costa Mesa, California.

GOING CONCERN - The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. At June 30, 2001, the Company has negative working capital of $5,522,587, liabilities from the underpayment of payroll taxes (see Note 11), contingent liabilities from cancelled contracts (see Note 11), and a stockholders' deficit of $5,280,267; in addition, through June 30, 2001, the Company has losses from operations and a lack of profitable operational history, among other matters, that raise substantial doubt about its ability to continue as a going concern. The Company hopes to continue to increase revenues from additional revenue sources and/or increase margins through continued negotiations with MCI/WorldCom (see Note 11) and other cost cutting measures. In the absence of significant increases in revenues and margins, the Company intends to fund operations through additional debt and equity financing arrangements. The successful outcome of future activities cannot be determined at this time and there are no assurances that if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

These circumstances raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of GTC Telecom Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

UNAUDITED FINANCIAL STATEMENTS - The accompanying unaudited financial statements as of and for the three months ended September 30, 2001 and 2000 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accordingly, these financial statements do not include certain information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) which, in the option of management, are necessary in order to fairly present the financial statements. The results of operations for interim periods are not necessarily indicative if the results to be expected for the full year. These financial statements should be read in conjunction with the Company's audited financial statements, and notes thereto, which are included herein.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management are, among others, provisions for losses on accounts receivable, realizability of long-lived assets and estimates for income tax valuations.

RISKS AND UNCERTAINTIES - The Company has limited operating history and is subject to the substantial business risks and uncertainties inherent to such an entity, including the potential risk of business failure.

CONCENTRATION OF CREDIT RISK - The Company sells its telephone and network services to individuals and small businesses throughout the United States and does not require collateral. Reserves for uncollectible amounts are provided, which management believes are sufficient.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE  1  ORGANIZATION  AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

DEPENDENT ON KEY CUSTOMERS - The Company is not dependent on any single customer or groups of affiliated customers for a significant portion of its annual sales. The Company's customer base changes on a continuous basis as customers are added or removed.

MAJOR SUPPLIERS - The Company does not own its own long distance network, and pursuant to the Company's contract with MCI/WorldCom, the Company currently depends primarily upon MCI/WorldCom to provide for the transmission of phone calls by its customers and to provide the call detail records upon which the Company bases its customers billings. Under the terms of an amended contract entered into with MCI/WorldCom on August 10, 1998 (and last amended in September
2000), the Company is obligated to a minimum monthly commitment of $520,000 per month through August 2003.

Pursuant to the terms of the contract with MCI/WorldCom, the Company must pay liquidated damages in an amount equal to the aggregate minimum requirement for the remaining term of the contract if the Company terminates the contract prior to the expiration date. Although the Company believes that its relationship with MCI/WorldCom is strong and should remain so with continued contract compliance, the termination of the Company's contract with MCI/WorldCom, the loss of telecommunications services provided by MCI/WorldCom, or a reduction in the quality of service the Company receives from MCI/WorldCom could have a material adverse effect on the Company's results of operations. In addition, the accurate and prompt billing of the Company's customers is dependent upon the timeliness and accuracy of call detail records provided to the Company by MCI/WorldCom.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the useful life of 3 to 5 years. During the year ended June 30, 2001 and 2000, total depreciation expense was $195,890 and $149,447, respectively.

Betterments, renewals, and extraordinary repairs that extend the lives of the assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in current operations.

LONG-LIVED ASSETS - The Company has adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with the provisions of SFAS 121, the Company regularly reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Based on this analysis, the Company management believes that no impairment of the carrying value of its long-lived assets existed at June 30, 2001.

REVENUE AND RELATED COST RECOGNITION - The Company recognizes revenue during the month in which services or products are delivered, as follows:

TELECOMMUNICATIONS  RELATED  SERVICES

The Company's long distance telecommunications service revenues are generated when customers make long distance telephone calls from their business or residential telephones or by using any of the Company's telephone calling cards.

Telecommunication services cost of sales consists of the cost of long distance service provided by MCI/WorldCom and other carriers.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE  1  ORGANIZATION  AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

INTERNET  RELATED  SERVICES

Internet service revenues consist of monthly fees charged to subscribers for Internet access and are recognized in the period service access is provided.

Internet service cost of sales consists of the cost of providing internet access.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 ("SAB 101"), "Revenue Recognition," which outlines the basic criteria that must be met to recognize revenue and provide guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission. The effective date of this pronouncement is the fourth quarter of the fiscal year beginning after December 15, 1999. The adoption of SAB 101 did not have a material impact on the Company's financial position or results of operations.

DEFERRED REVENUE - Deferred revenue represents proceeds from prepaid telephone calling cards which are recorded as deferred revenue when the cash is received. The Company recognizes the revenue in the statement of operations as the telephone service is utilized or when the calling card expires.

ADVERTISING COSTS Advertising costs are expensed as incurred. Advertising expense was $171,108 and $1,004,103 for fiscal 2001 and 2000, respectively.

INCOME TAXES - The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be recovered.

STOCK-BASED COMPENSATION - The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation, if any, is recognized over the applicable service period, which is usually the vesting period.

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." This standard, if fully adopted, changes the method of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option or warrant and the annual rate of quarterly dividends. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The adoption of the accounting methodology of SFAS 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB 25; however, pro forma disclosures, as if the Company adopted the cost recognition requirements under SFAS 123, are required to be presented (see Note 7).

In March 2000, the FASB issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25." FIN 44 clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have a material effect on the Company's financial statements.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE  1  ORGANIZATION  AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

LOSS  PER  SHARE  -  The  Company  has adopted Statement of Financial Accounting
Standards No. 128 ("SFAS 128"), "Earnings Per Share." Under SFAS 128, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive (there were no additional common shares at either June 30, 2001 or 2000). Pro forma per share data has been computed using the weighted average number of common shares outstanding during the periods. Because the Company has incurred net losses, basic and diluted loss per share are the same as additional potential common shares would be anti-dilutive.

FAIR VALUES OF FINANCIAL INSTRUMENTS - The FASB issued Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosures About Fair Value of Financial Instruments." SFAS 107 requires disclosure of fair value information about financial instruments when it is practicable to estimate that value. The carrying amount of the Company's cash, receivables, trade payables, and accrued expenses approximates their estimated fair values due to the short-term maturities of those financial instruments. The fair value of related party notes receivable and note receivable officer are not determinable as these transactions are with a related party.

COMPREHENSIVE INCOME - The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. The adoption of SFAS 130 has not materially impacted the Company's financial position or results of operations as the Company has no items of comprehensive income.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION - The Company has adopted Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 changes the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues and its major customers. As approximately 99% of the Company's revenues, loss from operations and identifiable assets are from the telecommunications segment, the Company has not made segment disclosures in the accompanying financial statements.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at their fair value. This statement, as amended by SFAS 137, is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000The adoption of this standard did not have a material impact on it's the Company's results of operations, financial position or cash flows as it currently does not engage in any derivative or hedging activities.

ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS - In March 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-2, "Accounting for Web Site Development Costs" ("EITF 00-2") to be applicable to all web site development costs incurred for the quarter beginning after June 30, 2000. The consensus states that for specific web site development costs, the accounting for such costs should be accounted for under AICPA Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The adoption of EITF 00-2 did not have a material effect on the Company's financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS - In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations", which is effective for business combinations initiated after June 30, 2001. SFAS 141 eliminates the pooling of interest method of accounting for business combinations and requires that all business combinations occurring after July 1, 2001 are accounted for under the purchase method. The Company does not expect SFAS 141 to have a material impact on its financial statements.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

In July 2000, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been previously issued. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in the financial statements upon their acquisition and after they have been initially recognized in the financial statements. SFAS 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but rather be tested at least annually for impairment, and intangible assets that have finite useful lives be amortized over their useful lives. SFAS 142 provides specific guidance for testing goodwill and intangible assets that will not be amortized for impairment. In addition, SFAS 142 expands the disclosure requirements about goodwill and other intangible assets in the years subsequent to their acquisition. Impairment losses for goodwill and indefinite-life intangible assets that arise due to the initial application of SFAS 142 are to be reported as resulting from a change in accounting principle. However, goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to the provisions of SFAS 142. The Company does not expect SFAS 142 to have a material effect on its financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations", SFAS 143 establishes standards associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet assessed the impact of this standard on its financial statements, but does not expect the impact to be material.


In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within these fiscal years, with early adoption encouraged. The Company does not expect SFAS 144 to have a material impact on its financial statements.



RECLASSIFICATIONS - Certain reclassifications have been made to 2000 amounts to conform to 2001 presentation.

NOTE  2  PROPERTY  AND  EQUIPMENT

Property  and  equipment  consist  of  the  following  as  of  June  30,  2001:

Computer equipment                $465,965
Furniture and office equipment      58,238
Telephone equipment                 75,904
                                  --------
                                   600,107
Less accumulated depreciation     (377,523)
                                  --------
                                  $222,584
                                  ========

NOTE  3  OTHER  ASSETS

Other assets consist of PUC carrier certifications the Company must obtain in order to provide interstate and intrastate telephone service. They are recorded at cost and are being amortized using the straight-line method over the useful life of three years. Amortization expense for the years ended June 30, 2001 and 2000 is $24,500 and $24,499, respectively.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------


NOTE  4  OBLIGATION  UNDER  CAPITAL  LEASE

The Company is a lessee of certain property and equipment under a capital lease that is to expire in April 2002 (see below). Terms of the lease call for monthly payments of $6,738. The asset and liability under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the related assets. The asset is depreciated over its estimated useful life.

Future  minimum  annual  commitments  under  lease  arrangements are as follows:

   Years  Ending
   June  30,
   -------------

       2002                                                $ 93,872

Total  minimum  future  lease  payments                      93,872

Less:  Amounts  representing  interest                       (5,748)
                                                           ---------
Present  value  of  net  minimum  lease  payments          $ 88,124
                                                           =========

The following is an analysis of the leased equipment under capital leases as of June 30, 2001, which is included in property and equipment (Note 2).

Computer equipment                 $205,416
Less: Accumulated depreciation     (142,649)
                                   ---------
                                    $62,767
                                   =========

Interest incurred pursuant to the capital lease obligation was $16,065 and $19,653 for fiscal years 2001 and 2000, respectively.

NOTE  5  RELATED  PARTY  TRANSACTIONS

NOTE  RECEIVABLE  OFFICER

As of June 30, 2001, the Company has net advances to an officer of $60,306. The advances accrue interest at 10% (no interest income has been recorded as of June 30, 2001) and are due on demand. The Company has reclassified the note receivable as an increase to stockholders' deficit at June 30, 2001.

OTHER

In September 2000, the Company borrowed $200,000 for working capital purposes from a shareholder of a related-party company. The borrowings, which accrue interest at 12%, require no monthly principal and interest payments with all unpaid principal and interest due on March 25, 2001 and are secured by the Company's receivables. As of June 30, 2001, the Company has repaid the principal and interest due. In addition, the Company agreed to issue to the noteholder warrants to purchase 40,000 shares of the Company's restricted common stock at an exercise price of $0.50 per share (see Note 8).

During fiscal year 2001, in connection with the transaction noted above, the Company advanced $100,000 to a company related to the above referenced noteholder. The advance, which accrues interest at 12%, required no monthly principal or interest payments with all unpaid principal and interest due on March 25, 2001. The Company is in the process of renegotiating the repayment. No interest has been paid or accrued as of June 30, 2001. In addition, the Company was issued warrants to purchase 50,000 shares of restricted common stock of the related-party company at an exercise price of $2.00 per share. Since this company is not a public entity, GTC valued the

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------


NOTE  5  RELATED  PARTY  TRANSACTIONS,  CONTINUED

warrants at $0. The warrants are exercisable for a period of ten (10) years from the date of issuance.

The Company borrows funds from the Company's Chief Executive Officer for working capital purposes from time to time. The borrowings accrue interest at 10% and are due on demand. As of June 30, 2001, the Company has repaid the principal balance. No interest was accrued or paid for the years ended June 30, 2001 and 2000.

NOTE  6  NOTES  PAYABLE
In January 2000, the Company borrowed $200,000 for working capital purposes from a third party. The note was due February 28, 2000 plus accrued interest of $20,000. If all unpaid principal and interest was not paid by February 28, 2000, the aggregate balance was to accrue interest at 2% per month with no predetermined due date. On April 11, 2000, the Company repaid $100,000 of the principal balance. On May 15, 2001, the noteholder converted the principal balance outstanding of $100,000 into 285,715 restricted shares of the Company's common stock at $0.35 per share (the fair market value on the date of conversion was $0.32). These shares also have piggyback registration rights. In addition, the Company will repay $15,000 of the accrued interest in three equal installments in June, July, and August 2001 with all remaining accrued interest forgiven (see Note 9).

On March 2, 2001, the Company issued a one-year convertible note to an accredited shareholder of the Company in the amount of $25,000. Pursuant to the terms of the note, the note is convertible by the noteholder into shares of the Company's common stock at a conversion rate of $1.00 per share. The note earns 12% interest payable at maturity. On May 31, 2001, the noteholder exercised the conversion feature into 25,000 shares of the Company's common stock (see Note
9).

In fiscal 1999, the Company borrowed $50,000 for working capital purposes from a third party. The note, which accrued interest at 10% per annum, was due on August 6, 1999. During fiscal 2000, the noteholder converted the note payable and accrued interest, totaling $55,000 into 55,000 shares of the Company's restricted common stock at $1.00 per share (estimated to be the fair market value on the date of conversion based on the price per share of the current private placement memorandum).

On February 3, 2000, the Company terminated its agreement with a vendor and signed a promissory note for amounts owed of $90,189. The promissory note required the Company to make nine monthly installment payments of approximately $10,000 per month beginning February 15, 2000 through October 15, 2000. If the Company failed to make an installment payment, then the unpaid balance was immediately due and payable. The Company has repaid the balance due. The promissory note was personally guaranteed by the Company's Chief Executive Officer.

NOTE  7  STOCK  OPTIONS

On September 20, 1999, the Company's Board of Directors approved the GTC Telecom Corp. 1999 Omnibus Stock Option Plan (the "Option Plan"), effective October 1, 1999. An aggregate of 750,000 shares of common stock are reserved for issuance under the Plan during the year October 1, 1999 to September 30, 2000. For each subsequent year beginning October 1, 2000, there shall be reserved for issuance under the Plan that number of shares equal to 10% of the outstanding shares of common stock on July 1 of that year or 1,996,754 shares for the year beginning October 1, 2000. The exercise price for each option shall be equal to 25% to 100% of the fair market value of the common stock on the date of grant, as defined, and shall vest over a five-year period. The Company registered 750,000 shares underlying the options pursuant to its 1999 Stock Option Plan on Form S-8 filed with the Securities and Exchange Commission on October 6, 1999.

From time to time, the Company issues non-plan stock options pursuant to various agreements and other compensatory arrangements to employees and third parties.

On October 5, 2000, the Company's Board of Directors ("Board") granted, pursuant to the Option Plan, an aggregate of 203,650 Incentive Stock Options (as defined by the Plan), exercisable at $0.6875 per share (the fair market value of the Company's common stock on the day of grant) to certain employees of the Company and an aggregate of 300,000 Non-statutory Stock Options (as defined by the Option Plan), exercisable at $0.6875 per share (the fair market value of the Company's common stock on the day of grant) to the directors of the Company. During fiscal

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE  7  STOCK  OPTIONS,  CONTINUED

year 2001, an additional 109,900 Incentive Stock Options (as defined by the Plan) were granted, exercisable at exercise prices between $0.25 and $0.72 per share (each issuance priced at the fair market value of the Company's common stock on the day of grant) to certain employees of the Company.

During fiscal year 2001, the Board issued options to purchase an aggregate of 52,500 shares of the Company's common stock, at exercise prices between $0.01 and $0.2969 per share, valued at $7,800, to the members of the Board pursuant to their agreement of director compensation. The options are exercisable through April 2004.

On November 3, 2000, the Company granted options to purchase 125,000 shares of restricted common stock, at an exercise price of $0.50 per share, to a director of the Company (the fair market value of the Company's common stock on the date of grant). The options are exercisable through November 2003.

On October 18, 1999, the Company's Board of Directors granted, pursuant to the Option Plan, an aggregate of 73,000 Incentive Stock Options (as defined by the
Plan), exercisable at $2.9375 per share (the fair market value of the Company's common stock on the day of grant) to certain employees of the Company and an aggregate of 360,000 Non-statutory Stock Options (as defined by the Option
Plan), exercisable at $1.10 per share, to the officers of the Company, resulting in $661,500 of compensation expense to be charged to the Company over the five year vesting period at $132,300 per year beginning in fiscal year 2001 through fiscal year 2005. During fiscal year 2000, an aggregate of 94,000 additional Incentive Stock Options (as defined by the Plan) were granted, exercisable at $1.37 per share (each issuance priced at the fair market value of the Company's common stock on the day of grant) to certain employees of the Company. The options are exercisable through October 2009.

During fiscal 2000, the Company entered into various employment agreements wherein the Company has agreed to supplement compensation to certain key employees in the form of stock options. Pursuant to the agreements, the Company issued options to purchase 75,000 shares of restricted common stock during fiscal 2000, at an exercise price of $2.72 per share and vesting over three years from date of grant. A total of approximately $50,490 of compensation expense was recorded in fiscal 2000 relating to employment agreement options.

In January 2000, the Company entered into an agreement with an outside consultant for investor and public relations services. Pursuant to the agreement, the Company issued 56,637 shares of common stock valued at $200,000 for services (see Note 9). In addition, the Company issued options to purchase 60,000 shares of the Company's common stock as follows: 1) 20,000 shares at 100% of the closing bid price on January 28, 2000, 2) 20,000 shares at 200% of the closing bid price on January 28, 2000 and, 3) 20,000 shares at 300% of the closing bid price on January 28, 2000. The options were valued at $157,800 using the Black Scholes method and recorded as investor relations expense under Selling, General and Administrative expense in the accompanying Statement of Operations. In October 2000, pursuant to an agreement, the consultant accepted a cash payment of $6,280 in lieu of the 56,637 shares of the Company's common stock and the 60,000 options. As a result, the Company reversed the transaction and recorded the value of the previously issued stock and warrants of $357,800 as a reduction in Selling, General, and Administrative expense.

On May 1, 2000, the Board issued options to purchase an aggregate of 57,500 shares of the Company's common stock, at an exercise price of $0.01, valued at $71,300, to the members of the Board pursuant to their agreement of director compensation. The options are exercisable through May 2003.

On May 1, 2000, the Board granted, pursuant to the Option Plan, an aggregate of 194,100 Non-statutory Stock Options (as defined by the Plan), exercisable at $1.25 per share (the fair market value of the Company's common stock on the day of grant) to certain employees and officers of the Company. In addition, the Board granted options to purchase 100,000 shares of restricted common stock, at an exercise price of $1.25 per share (the fair market value of the Company's common stock on the day of grant) to the members of the Board. However, in the event that the trading price of the Company's common stock closes at or above $5.00 per share for a minimum of five consecutive trading days, the options shall become fully vested. The options are exercisable through May 2010.

On October 20, 1999, the Company granted options to purchase 526,000 shares of restricted common stock, at an exercise price of $1.00 per share, to a director of the Company (the fair market value of the Company's common stock on the day of grant). The options are exercisable through October 2002.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------


NOTE  7  STOCK  OPTIONS,  CONTINUED

A following is a status of the stock options outstanding at June 30, 2001 and 2000 and the changes during the years then ended:

                                       2001                       2000
                                     Weighted     Weighted
                                     Average      Average
                                     Exercise     Exercise
                                     Options      Price      Options     Price
                                     -----------  ---------  ----------  -------
Outstanding, beginning of year        2,156,500   $  1.7365    765,000   $1.7577
       Granted                          791,050      0.5788  1,779,000    1.4189
       Exercised                             --          --   (375,000)   0.1920
       Expired/Forfeited               (255,550)      3.097    (12,500)   4.1750
                                     -----------  ---------  ----------  -------
Outstanding, end of year              2,692,000   $  1.2671  2,156,500   $1.7365
                                     ===========  =========  ==========  =======
Exercisable at end of year            1,441,730   $  1.3216  1,089,401   $1.5578
                                     ===========  =========  ==========  =======
Wtd avg fair value of options
 granted                                          $    0.81              $  1.39
                                                  =========              =======


1,436,950 of the options outstanding at June 30, 2001 have exercise prices between $0.01 and $1.00, with a weighted average exercise price of $0.74 and a weighted average remaining contractual life of 4.7 years. 876,000 of these options are exercisable at June 30, 2001. 951,050 of the options outstanding at June 30, 2001 have exercise prices between $1.01 and $2.00, with a weighted average exercise price of $1.16 and a weighted average remaining contractual life of 7.4years. 381,730 of these options are exercisable at June 30, 2001. The remaining 304,000 options have exercise prices between $2.94 and $5.50, with a weighted average exercise price of $4.10 and a weighted average remaining contractual life of 4.1 years. 184,000 of these options are exercisable at June 30, 2001.

SFAS  123  Proforma  Information:

The fair market value of each option granted in 2001 and 2000 to consultants and other third parties is estimated using the Black-Scholes option pricing method per SFAS 123. The Black-Scholes option-pricing model used the following assumptions for the years ended June 30, 2001 and 2000, respectively: (i) no dividend yield for each year, (ii) average volatility of 203 percent and 152 percent, (iii) weighted-average risk-free interest rate of approximately 6.25 percent and 6.25 percent, and (iv) expected life of 1 year.

Had compensation cost for the Company's 2001 and 2000 options granted to employees been determined consistent with SFAS 123, the Company's net loss and net loss per share for the year ended June 30, 2001 and 2000 would approximate the pro forma amounts below:


                                            Years ended June 30,
                                     2001                       2000
                          As Reported   Pro Forma    As Reported   Pro Forma
                         ------------ ------------  ------------  ------------
Net loss                 $(2,832,258) $(3,017,965)  $(7,180,991)  $(7,455,503)
Basic and diluted loss
 per share                    $(0.14)      $(0.15)       $(0.42)       $(0.44)

NOTE  8  WARRANTS

From time to time, the Company issues warrants pursuant to various consulting agreements.

In September 2000, the Company agreed to issue to a noteholder warrants to purchase up to 40,000 shares of the Company's restricted common stock at an exercise price of $0.50 per share valued at approximately $13,500 (based on the Black-Scholes pricing model) (see Note 5). The warrants are exercisable for a period of two years from the date of issuance and contain piggy-back registration rights.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------


NOTE  8  WARRANTS,  CONTINUED

In November 2000, pursuant to an agreement with an outside consultant for investor and public relations services, the Company granted warrants to purchase 100,000 shares of the Company's common stock. The warrants have an exercise price as follows: 1) 33,333 shares at the closing bid price on November 1, 2000,
2) 33,333 shares at the closing bid price on November 1, 2000 plus $0.50 per share and, 3) 33,334 shares at the closing bid price on November 1, 2000 plus $1.00 per share. The warrants shall have piggyback registration rights and were valued at $40,333 (based on the Black Scholes pricing model) which the Company recorded as investor relations expense

In May 2001, the Company entered into a letter of intent ("LOI") with a third party to market the Company's products and services. The agreement requires the Company to pay a monthly commission for each customer minute charged and collected from the third party's efforts. In addition, the Company agreed to issue warrants to purchase shares of the Company's common stock as follows:

1. Warrants to purchase 50,000 shares of the Company's restricted common stock at an exercise price of $0.25 per share valued at approximately $13,500
(pursuant to SFAS 123 based on the Black-Scholes option pricing model). These warrants have been granted but will not vest until execution of the definitive agreement.

2. Warrants to purchase 50,000 shares of the Company' restricted common stock priced at the fair market value on the date of the launch of the Company on the marketing company's website

3. Additional warrants at the rate of one restricted share per customer brought to the Company by the marketing company for every 100,000 customers. The warrants are priced at the lowest fair market value within 60 calendar days of the date of grant. No warrants have been granted or earned as of the date of this filing.

No  warrants  were  granted  or  issued  during  fiscal  2000.

In January 2000, the Company entered into an agreement with a third party to market the Company's products and services. The agreement requires the Company to pay a monthly commission for each customer minute charged and collected from the third party's efforts. In addition, the Company agreed to issue warrants to purchase up to 1,000,000 shares of the Company's common stock at $1.88 per share, at the rate of one share per customer brought to the Company by the marketing company, subject to a minimum of 250,000 customers. No warrants have been earned or granted as of the date of this filing.

The following represents a summary of the warrants outstanding at June 30, 2001 and 2000 and changes during the years then ended:

                                         2001

                                    Weighted
                                    Average
                                    Exercise
                                    Warrants  Price
                                    --------  -------
Outstanding, beginning of year            --       --
       Granted                       190,000  $0.7056
       Exercised                          --       --
       Expired/Forfeited                  --       --
                                    --------  -------
Outstanding, end of year             190,000  $0.7056
                                    ========  =======
Exercisable at the end of the year   140,000  $  0.87
                                    ========  =======

The fair value of each warrant granted during 2001 is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) average volatility of 170 percent,
(iii) weighted-average risk-free interest rate of approximately 6.2 percent, and
(iv)  expected  life  of  3  years.

190,000 of the warrants outstanding at June 30, 2001 have exercise prices between $0.25 and $1.516, with a weighted average exercise price of $0.71 and a weighted average remaining contractual life of 4.3 years. 140,000 of these warrants are exercisable at June 30, 2001.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE  9  COMMON  STOCK  ISSUANCES

During the fiscal year ended June 30, 2000, the Company issued 2,825,000 shares of restricted common stock pursuant to a private placement memorandum for $2,536,605, net of offering costs of $288,395. The private placement memorandum was closed as of June 2000.

During the fiscal year ended June 30, 2000, the Company issued 250,000 shares of restricted common stock for $250,000 to two unaffiliated investors.

During the fiscal year ended June 30, 2000, the Company issued 305,000 shares of restricted common stock, valued at $305,000 (estimated by the Company to be $1.00 per share) in exchange for consultation services rendered.

In September 1999, the Company issued 67,675 shares of common stock, valued at $271,247 (based on the market value on the date of grant) to consultants in exchange for consultation and legal services rendered.

In December 1999, the Company issued 282,575 shares of common stock, valued at $539,666 (based on the market value on the date of grant) to consultants in exchange for consultation and legal services rendered.

In January 2000, the Company issued 7,000 shares of the Company's common stock valued at $13,118 (based on the market value on the date of grant) in exchange for consultation services rendered.

In January 2000, the Company entered into an agreement with an outside consultant for investor and public relations services. Pursuant to the agreement, the Company issued 56,637 shares of common stock valued at $200,000 (based on the market value on the date of grant) for services. In October 2000, pursuant to an agreement, the consultant accepted a cash payment of $6,280 in lieu of the 56,637 shares of the Company's common stock (see Note 7).

In May 2000, the Company issued 456,833 shares of common stock, valued at $682,000 (based on the market value on the date of grant) to consultants in exchange for consultation and legal services rendered.

During fiscal year 2000, the Company issued 55,000 shares of restricted common stock pursuant to the conversion of a note payable with a principal amount of $50,000 and accrued interest of $5,000.

During fiscal year 2000, the Company's Chief Executive Officer, President, and Chief Financial Officer, and certain other employees, exercised options to purchase a total of 375,000 shares of the Company's common stock in lieu of salary for $72,250.

In October 2000, the Company issued 20,000 shares of restricted common stock valued at $11,250 (based on the market price on the date of grant) for services rendered. In connection with this issuance, the Company recorded advertising expense of $11,250. These shares also have a provision for piggyback registration rights.

In October 2000, the Company entered into an agreement with an outside consultant for investor and public relations services. Pursuant to the agreement, the Company agreed to issue to the investor relations company 15,000 shares of the Company's restricted common stock for each month the agreement is in effect. These shares shall have piggyback registration rights and were valued using the market price on the date of each grant. During the period ended June 30, 2001, the Company issued 105,000 shares of common stock valued at $32,524 (based on the market price on the date of grant) pursuant to this agreement and recorded the amount as investor relations expense.

In November 2000, the Company entered into an agreement with an outside consultant for investor and public relations services. Pursuant to the agreement, the Company agreed to issue to the investor relations company 25,000 shares of the Company's restricted common stock valued at $10,956 (based on the market price on the date of grant) and recorded the amount as investor relations expense.

On  May  31,  2001, a $25,000 noteholder exercised the conversion feature of the note  into  25,000 restricted shares of the Company's common stock (see Note 6).

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------


NOTE  9  COMMON  STOCK  ISSUANCES,  CONTINUED

On May 15, 2001, a noteholder converted the principal balance outstanding of $100,000 into 285,715 restricted shares of the Company's common stock at $0.35 per share (the fair market value on the date of conversion was $0.32) (see Note
6).  These  shares  also  have  piggyback  registration  rights.

During fiscal year 2000, Mr. Sandhu and Mr. Clemons canceled 619,848 and 154,962 shares, respectively, of the Company's common stock held by each of them. It was determined that these shares were not cancelled in a timely matter. As a result, these cancellations are reflected as a reduction in the outstanding shares as of July 1, 1998.

NOTE  10  INCOME  TAXES

The tax effects of temporary differences that give rise to deferred taxes are as of June 30, 2001:

Deferred  tax  asset:
      Net operating loss carryforward                           $ 7,880,000
      Expense recognized for granting options and warrants          570,000
      Allowance  for  doubtful  accounts                             90,000
                                                                -----------

      Total gross deferred tax asset                              8,540,000

      Less valuation allowance                                   (8,540,000)

      Net deferred tax asset                                    $        --

The valuation allowance increased by $4,060,629 during the year ended June 30, 2001. No current provision for income taxes for the periods ended June 30, 2001 and 2000 is required, except for minimum state taxes, since the Company incurred taxable losses during such years.

The provision for income taxes for fiscal 2001 and 2000 was $800 and differs from the amount computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following as of:

                                                               June  30
                                                          2001         2000
                                                      -----------   ---------
Computed tax benefit at federal statutory rate        $ (960,000) $(2,440,000)
  State income tax benefit, net of federal effect        (83,000)    (237,000)
  Increase in  valuation allowance                     4,060,629    2,682,218
  Tax benefit from exercise of stock options in
  fiscal 1999 and 2000 not previously recognized      (3,009,196)          --
                                                      -----------   ---------
                                                      $    8,433    $   5,218

As of June 30, 2001, the Company had net operating loss carryforwards of approximately $18,900,000 and $16,400,000 for federal and state income tax reporting purposes, which begin expiring in 2013 and 2003, respectively.

In the event the Company were to experience a greater than 50% change in ownership as defined in Section 382 of the Internal Revenue Code, the utilization of the Company's net operating loss carryforwards could be severely restricted.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------


NOTE  11  COMMITMENTS  AND  CONTINGENCIES

Contingencies - On April 30, 1999, the Company entered into an agreement with Williams Communications, a unit of Williams of Tulsa, Oklahoma ("Williams"), in which Williams was to design, install and maintain a high speed, nationwide VoIP network for the Company. Subsequently, due to Williams' inability to deliver the VoIP network as contracted and as a result of the previously discussed amendments to the MCI/WorldCom contract, the Company determined to discontinue its agreement with Williams. As a result of the Company's discontinuation of its contract with Williams, the Company may be subject to $600,110 in fees. The Company is in negotiations with Williams to modify or eliminate these charges. However, no assurances can be made that such negotiations will result in a favorable outcome. No amounts have been recorded related to the discontinuation of the contract as of June 30, 2001.

PAYROLL TAXES -The Company has recorded an accrual for past due payroll taxes as of June 30, 2001 due to the under-reporting of the Company's payroll tax liability. As a result, the Company has accrued approximately $1,205,000 (including approximately $252,000 of penalties and interest) under accrued payroll and related taxes in the accompanying balance sheet at June 30, 2001.
The Company expects this matter to be settled and the related accrual paid by December, 2002.

OPERATING LEASES - Effective July 24, 2001, the Company leases a total of 10,624 square feet of office space for its headquarters and customer service operations in Costa Mesa, California at a monthly rental rate of $23,548 through July 31, 2004, unless terminated by either party with 75 days notice.

Future minimum annual commitments under long term facility lease and supplier arrangements (see below) are as follows:


Years Ending   Facility
June 30,       Leases       Supplier     Total
-------------  -----------  -----------  ----------
2002           $   278,000  $ 6,240,000 $ 6,518,000
2003               283,000    4,160,000   4,443,000
2004               283,000           --     283,000
2005                24,000           --      24,000
               -----------  -----------  ----------
                   868,000  $10,400,000 $11,268,000
               ===========  ===========  ===========

Rent expense for the fiscal years ended June 30, 2001 and 2000 was $315,317 and $322,880, respectively.

CONTRACTS  AND  AGREEMENTS  -

The Company provides its Internet Service Provider Access services pursuant to agreements with various outside companies for the provisioning of the Company's Internet Service Provider Access service. These agreements require the Company to pay the greater of actual incurred usage or a minimum monthly fee. The Company is subject to monthly minimum commitments of $1,500 through December 2001. Subsequently, the monthly minimum commitment is $500 per month. Total amount paid pursuant to this agreement was $63,363 for the year ended June 30, 2001.

The Company does not own its own long distance network, and pursuant to the Company's contract with MCI/WorldCom, the Company currently depends primarily upon MCI/WorldCom to provide for the transmission of phone calls by its customers and to provide the call detail records upon which the Company bases its customers billings. Under the terms of an amended contract entered into with MCI/WorldCom on August 10, 1998 (and last amended in September 2000), the Company is obligated to a minimum monthly commitment of $520,000 per month through August 2003. For the years ended June 30, 2001 and 2000, the Company paid $5,468,164 and $2,239,778 respectively, pursuant to this agreement. Currently, the Company owes $5,186,503 to WorldCom (including accrued interest on the unpaid balance totaling $463,483 at June 30, 2001) which is included in Accounts Payable at June 30, 2001. The Company is finalizing negotiations with WorldCom for the repayment of this amount. The Company is currently required to accrue interest on unpaid balances of 18% per annum.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------



NOTE  11  COMMITMENTS  AND  CONTINGENCIES,  CONTINUED

The Company has an agreement with a billing company who provides processing services for customer billing and collections. In addition the billing company will provide financing through a third-party lender for amounts up to 60% of eligible accounts receivable, as defined. For the years ended June 30, 2001 and 2000, the Company paid $70,921 and $121,043, respectively, in fees to the billing company pursuant to this agreement.

The Company has an agreement to become a licensed user of a telecommunications management and accounting software program. The agreement, which expires in October 2003, unless terminated by the Company, has a five-year renewal feature and provides for the Company to pay a minimum of $1,425 per month. For the years ended June 30, 2001 and 2000, the Company paid $41,021 and $17,309, respectively, pursuant to this agreement.

NOTE  12  EARNINGS  PER  SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:



                                                Three Months Ended
                                                   September  30,          Year  Ended  June  30,
                                                2001          2000          2001          2000
                                            ------------   -----------   -----------  ------------
                                            (unaudited)    (unaudited)
Numerator for basic and diluted earnings
  per share:
    Net loss charged to common stockholders  $  (496,305)  $(1,094,386)  $(2,832,258)  $(7,180,991)

Denominator for basic and diluted earnings
  per share:
    Weighted average shares                   20,377,057    19,967,544    20,031,313    17,105,139

      Basic diluted earnings per share       $     (0.02)  $     (0.05)  $     (0.14)  $     (0.42)


NOTE  13  SUBSEQUENT  EVENTS  (UNAUDITED)

On October 19, 2001, the Company converted $4,861,604 of a total payable balance of $6,173,612 due to a third party (which the Company has recorded under accounts payable in the accompanying balance sheet at June 30, 2001) into a short-term note payable ("the Note"). The Note bears interest at 12%, unless the Company is unable to make the monthly payments as required, at which time the interest rate increases to 18%. The note provides for interest only payments of approximately $48,000 for the first three months, commencing October 15, 2001, with monthly principal and interest payments of $100,000 commencing January 15, 2002, with a balloon payment of $4,480,475 due on September 15, 2002. The Note is secured by substantially all of the assets of the Company (as defined in the agreement). The note also provides that if the Company makes all scheduled payments pursuant to the Note, the noteholder may renegotiate the Note in good faith with the then outstanding balance being due under a new promissory note with terms similar to this Note.

In September 2001, the Company entered into an agreement with an outside consultant for investor and public relations services. Pursuant to the agreement, the Company issued to the investor relations company 25,000 shares of our restricted common stock valued at $7,250 (based on the market price on the date of grant) and recorded the amount as investor relations expense under selling, general and administrative expenses in the accompanying consolidated statement of operations.

On August 17, 2001, the Company issued to a shareholder options to purchase 100,000 shares of the Company's restricted common stock for fund raising activities performed in fiscal year 2001, at an exercise price of $0.35 per share. The options vested on the date of grant and are exercisable for a period of two years from the date of issuance. No compensation expense is to be recognized due to the fact the options were issued in connection with fund raising activities.

                       GTC TELECOM CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        FOR THE YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------




NOTE  13  SUBSEQUENT  EVENTS  (UNAUDITED),  CONTINUED

During the period ended September 30, 2001, the Company issued options to certain employees to purchase an aggregate of 21,500 shares of restricted common stock at an average exercise price of $0.27 per share (each issuance priced at the estimated fair market value of our common stock on the date of the grant). The options vest over five years from the date of the grant and are exercisable through September 2011.

During the period ended September 30, 2001, the Company issued options to certain board of directors to purchase an aggregate of 10,000 shares of restricted common stock, at an exercise price of $0.30 per share (the estimated fair market value on the date of grant). The options vested on the date of grant and are exercisable through October 2004.

In October 2001, the Company signed a definitive agreement with a third party to market the Company's products and services (see Note 8). As a result, the warrants (see Note 8) vested and $25,000 of expenses will be recognized during the second quarter ending December 31, 2001.

Effective September 19, 2001, the Company entered into a common stock purchase agreement ("Agreement") with Bluefire Capital, Inc. ("Bluefire"). The Agreement entitles the Company to issue and sell common stock to Bluefire in the form of draws for up to an aggregate of $20,000,000, as defined in the Agreement, from time to time during a three year period beginning on the date of the filing of an effective registration statement. The Company must file a proper registration statement under the Securities Act with the Securities and Exchange Commission ("SEC") within sixty days of the execution of this Agreement. As of September 30, 2001, the Company has yet to file a registration statement with the SEC and has recorded fees incurred to date in the amount of $58,575 related to the registration statement, under prepaid expenses in the accompanying consolidated balance sheet.

Under the Agreement, each draw must be for a minimum of $100,000 up to a maximum draw amount equal to 10% of the weighted average price for the Company's common stock for the 60 calendar days immediately prior to the draw down pricing period, as defined, multiplied by the total aggregate trading volume in respect of the common stock for such period. Pursuant to the Agreement, the Company must draw a minimum of $500,000 over the term of the Agreement, or the Company shall pay liquidated damages within five days from the end of the Agreement, as defined in the Agreement.

The number of shares of common stock to be issued in connection with each draw shall be equal to the draw amount divided by either 88% of the lowest bid price during the short term pricing period or 88% of the volume weighted average price during the long pricing period, dependent on whether the Company elects a short term pricing period or a long pricing period at the time the draw notice is delivered to Bluefire, as defined in the Agreement.

In addition , the Company issued a warrant to Bluefire to purchase 150,000 shares of common stock at an exercise price of $0.3471 per share. The warrants vested on the date of grant and are exercisable through March 19, 2005. no consulting expense is to be recognized due to the fact the warrants were issued in connection with equity fund raising activities.

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR              15,680,715 SHARES
OTHER PERSON TO PROVIDE ANY INFORMATION OR MAKE ANY              OF COMMON STOCK
REPRESENTATIONS ABOUT GTC TELECOM CORP. EXCEPT
THE INFORMATION OR REPRESENTATIONS CONTAINED IN THIS
PROSPECTUS.  YOU SHOULD NOT RELY ON ANY ADDITIONAL
INFORMATION OR REPRESENTATIONS IF MADE.

              _____________________

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any securities:

-  except the common stock offered by this prospectus;
-  in any jurisdiction in which the offer or
    solicitation is not authorized;
-  in any jurisdiction where the dealer or other             GTC TELECOM CORP.
    salesperson is not qualified to make the offer or
    solicitation;
-  to any person to whom it is unlawful to make the
    offer or solicitation; or
-  to any person who is not a United States resident         [GRAPHIC OMITED]
    or who is outside the jurisdiction of the United States.

The delivery of this prospectus or any accompanying       _____________________
sale does not imply that:

-  there have been no changes in the affairs of GTC            PROSPECTUS
    Telecom Corp. after the date of this prospectus; or
-  the information contained in this prospectus is        _____________________
    correct after the date of this prospectus.

               _____________________

UNTIL FEBURARY 18, 2002 (25 DAYS AFTER THE EFFECTIVE
DATE OF THE REGISTRATION STATEMENT) ALL DEALERS THAT
EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT
PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO
DELIVER A PROSPECTUS.  THIS IS IN ADDITION TO THE
DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN
ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR
UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.                          January 23, 2002